Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of September 30, 2011 and December 31, 2010 are as follows:

Assets	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current assets	2,633,025	3,152,116
Non-current assets	9,584,752	9,354,216

Total assets	12,217,777	12,506,332

Liabilities and Shareholders’ Equity	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current liabilities	984,219	1,209,061
Non-current liabilities	4,281,704	4,456,696
Non-parent participation	95,162	108,381
Net equity attributable to parent company Shareholders’ equity	6,856,692	6,732,194

Total net equity and liabilities	12,217,777	12,506,332

As of September 30, 2011, total assets decreased by 2.31% or U.S.$ 289 million compared to December 31, 2010. This decrease is mainly attributable to an increase in the balance of Cash and Cash equivalent compensated by an increase in Trade and Account receivables from related entities, inventories, investments in affiliates, Property, Plant and Equipment.

Total liabilities decreased by U.S.$ 400 million. This drop is mainly attributable to a decrease in the category Financial Liabilities for payments of issued bonds.

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2011	12/31/2010
Current ratio	2.68	2.61
Acid ratio	1.58	1.72

Debt indicators	09/30/2011	12/31/2010
Debt to equity ratio	0.76	0.83
Short-term debt to total debt	0.19	0.21
Long-term debt to total debt	0.81	0.79

	09/30/2011	09/30/2010
Financial expenses covered	4.64	4.31

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	09/30/2011	12/31/2010
Inventory turnover	2.66	2.30
Inventory turnover (excluding biological assets)	3.69	3.41
Inventory permanence-days	135.58	156.84
Inventory permanence (excluding biological assets)	97.59	105.55

The liquidity ratio for the current period has increased compared to the period 2010. This is due to a minor proportional decrease in current assets compared to a proportional reduction in the variation of current liabilities, which in turn is explained by a decrease in short-term liabilities by payment of bonds issued.

As of September 30, 2011, the short-term debt represented 19% of total liabilities compared to 21% as of December 31, 2010.

The ratio of financial expenses covered increased from 4.31 to 4.64. This increase is attributable to lower financial costs.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registers a profit of U.S.$551 million in 2011 compared to U.S.$ 560 million in 2010, a decrease of U.S.$ 9 million. The change was attributable to the factors described in the following table:

Item	Million U.S.$
Gross margin	108
Other operating income	25
Administration cost	(150)
Other expenses	(15)
Financial costs	18
Others net	5

Net change in income before income tax	(9)

Gross Margin presents a profit of U.S.$ 1,199 million in 2011, an increase of U.S.$108 million compared to U.S.$ 1,091 million in 2010, caused by a proportional increase in revenues due to an increase in sales price and volume.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09/30/2011 ThU.S$	09/30/2010 ThU.S$
Pulp	1,662,132	1,345,710
Sawn timber	554,307	447,252
Panels	987,322	813,481
Forestry	116,415	110,980
Other	18,341	15,953

Total revenues	3,338,517	2,733,376

Sales costs	09/30/2011 ThU.S$	09/30/2010 ThU.S$
Wood	563,740	414,946
Forestry work	440,216	338,585
Depreciation	159,956	113,663
Other costs	975,736	754,887

Total sales costs	2,139,648	1,642,081

Profitability index	09/30/2011	12/31/2010
Profitability on equity	10.31	10.60
Profitability on assets	5.68	5.86
Return on operating assets	7.29	7.04

Profitability ratios	09/30/2011	09/30/2010
Income per share (U.S.$) (1)	3.82	3.85
EBITDA( MThU.S.$)	963,061	986,551
Income after tax (ThU.S.$) (2)	440,884	436,376
Gross margin (ThU.S.$)	1,198,869	1,091,295
Financial costs (ThU.S.$)	(151,372)	(169,185)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

3.	DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

4.	MARKET SITUATION

Pulp

Pulp sales reached U.S.$ 522.6 million for the third quarter of 2011, a decrease of 14.2% compared to the previous quarter. This decrease was mainly due to lower sales volume of 5.3%. together with a decrease in average prices of 7.1%.

When compared to the U.S.$ 531.0 million reached in the same quarter of 2010, pulp sales decreased by 1.6%. This decrease is mainly attributable to lower average prices of 3.5%, partially offset by higher sales volume of 4.0%.

The third quarter of 2011 experienced lower demand and lower activity in general. This weakness in the market is mainly a seasonal effect observed in the Northern Hemisphere during summer. As a consequence of this seasonality, July and August suffered price cuts, especially during August. However, there was an important recovery of long fiber prices during September. This recovery was not on a global basis, it was specifically in Asia and driven by China. World pulp production continues near full capacity levels and shipments to Asia have increased significantly when compared to year 2010.

China continues to be the main player in terms of driving demand, new investments in paper mills, etc., however, some signs of overcapacity in specific commodity paper grades are appearing for example in printing & writing, coated wood free, printing paper, paper used for advertising, etc. This overcapacity does not apply to tissue paper nor to specialties. Overcapacity has eroded sales prices in the paper market, and consequently margins of paper fabrics. Credit restrictions imposed by the Chinese government have also impacted the ability of clients to open letters of credit as a measure to control inflation. Despite the latter, we have been able to sell all our production during this quarter maintaining inventories at normal levels.

The situation in Asia and Europe is similar. However, the uncertainty in Europe is significantly affecting the demand for paper. In contrast with what occurred in China, this market did not benefit from a price increase during September and there were announcements of capacity closings for some types of paper. Some paper mills with low margins had to close operations. In other cases, paper mills planned production cuts due to weak order volumes. This situation impacts the Asian markets since the pulp oversupply is reallocated to China. Inventories levels at European ports increased during this quarter, bringing pressure over less competitive pulp producers. This situation impacts especially European pulp producers that prefer having prices cuts in Europe instead of exporting to China in order to avoid freight and logistic costs.

Latin America has continued with an attractive market, and sales prices have only trimmed prices following other markets such as Asia and Europe. In North America we still do not foresee a recovery, and, therefore, there is an amount of pulp normally sold in North America that is now sold in Asia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Sawn Timber

During the third quarter of 2011, sawn timber sales increased by 3.1%, reaching sales of U.S.$ 191.2 million compared to the U.S.$ 185.5 million sold during the second quarter of 2011. This increase was mainly due to higher average prices of 5.4% partially offset by lower sales volume of 2.2%.

Sawn timber and remanufactured wood products sales increased by 10.8% or U.S.$ 18.6 million during the third quarter of 2011, when compared to the same period in 2010. This increase was mainly due to an increase in average prices of 3.1% and sales volume of 7.5%.

The real estate and construction markets in the United States remained at low levels during the third quarter of 2011. The Housing Starts index reached 658,000 units per year in September, 2011. The current levels of construction remain low when compared to the historical 10 year average. During the third quarter of this year, the sales prices of moldings continued to recover when compared to the previous quarter, due to a stronger demand in the market.

During most of this third quarter, sawn timber products continued to have a favorable demand in most markets in which we participate, especially in Asia. As a consequence, sales prices increased in China, Korea, Japan and Taiwan. However, since September, 2011, there have been some signs of weakness in these markets.

In particular, logs and sawn timber stocks in China, have increased beginning on this third quarter. As a consequence, sales prices and demand for these products began to decrease during the end of September, 2011.

Panels

Panels sales reached U.S.$ 346.0 million in the third quarter of this year, an increase of 1.1% when compared to the U.S.$ 342.3 million obtained in the second quarter of 2011. This increase was mainly due to higher average prices of 7.2%, partially offset by lower sales volume of 5.7%.

Panel sales were 21.3% higher than the U.S.$ 285.2 million reached during the third quarter of 2010. This increase in sales was due to higher sales volume of 24.6%, partially offset by a decrease in average prices of 2.6%.

During the third quarter of 2011 we were able to maintain an important recovery in all markets, together with an increase in sales volumes.

Plywood sales volumes increased by 34%, strongly driven by an increase in the shipments to Europe and Asia along with important price increases. The U.S. market also experienced a strong increase in sales volume, but the price levels remained stable.

Sales volume of MDF panels segment increased 3% mainly due to a higher demand from the United States and Mexico and a strong increase in shipments to Japan. Particleboard sales volume increased 2% when compared to the same period last year, mainly due to a strong demand in Peru and a sustained growth in the local Argentinean market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Our MDF moldings products decreased its sales volume by 12% during this third quarter, however, this was partially offset by a sales price increase of 3%. The MDF moldings market has not been able to recover towards historical average sales mainly due to the still weak construction sector in the United States.

Our Hard Board business segment experienced a drop in sales volume of 11% mainly due to a lower supply, together with a strong price increase of 17% compared to the same period last year. Nonetheless, demand for our Hard Board products has continued to increase driven by a lower global supply.

5.	ANALYSIS OF CASH FLOW

The main components of net cash flow as of September 30, 2011 and 2010 are as follows:

	09/30/2011 MUS$	09/30/2010 MUS$
Positive (negative) Cash flow
Cash flow from operating activities	597,606	592,856
Cash flow from financing activities:
Loan and bond payments	(327,577)	212,456
Dividend payments	(200,672)	(67,233)
Others	1,175	849
Cash flow from investment activities:
Purchase and sales of permanent investments	(121,660)	(41,082)
Incorporation and sale of property, plant and equipment	(406,099)	(253,126)
Incorporation and sale of biological assets	(103,355)	(88,526)
Loan to related companies	(80,701)	0
Other	(4,921)	(2,282)

Net cash flow for the period	(646,204)	(353,912)

We had a positive operating cash flow of U.S.$ 598 million in the current period compared to a positive balance of U.S.$593 million in 2010.

Cash flow from financing activities as of September 30, 2011 had a negative balance of U.S.$ 527 million compared to a positive balance of U.S.$146 million for the same period in 2010. This variation resulted from higher dividend payments in the year 2011 compared to the same period last year.

The investment cash flow decreased U.S.$ 717 million (U.S.$ 385 million in period 2010) at the end of the current period mainly due to an increase in capital contributions loans made to affiliated companies and payments for acquisition of property, plant and equipment.

6.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2011, a ratio of fixed rate debt to total consolidated debt of approximately 90.2%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEET

	Note	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	377,465	1,043,834
Other financial current assets	23	—	2,909
Other current non-financial assets		221,159	177,140
Trade and Other receivables-net	23	815,900	774,289
Related party receivables	13	87,461	18,074
Inventories	3	819,133	727,535
Biological assets, current	20	258,079	344,096
Tax receivables		39,720	50,131
Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		2,618,917	3,138,008
Assets or disposal groups classified as held for sale	22	14,108	14,108
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		14,108	14,108
Total Current Assets		2,633,025	3,152,116
Other non-current financial assets	23	—	53,407
Other non-current and non-financial assets		66,926	52,352
Trade receivables, non current	23	8,236	11,965
Investment in associates accounted for using equity method	15	606,337	498,204
Intangible assets	19	17,474	11,127
Goodwill		59,774	66,231
Property, plant and equipment	7	5,198,446	5,088,745
Biological assets, non-current	20	3,498,735	3,446,862
Deferred tax assets	6	128,824	125,323
Total non-current assets		9,584,752	9,354,216
Total Assets		12,217,777	12,506,332

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEET (continued)

	Note	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Liabilities
Current Liabilities
Other current financial liabilities	23	276,567	554,673
Trade and Other payables	23	401,772	362,182
Related party payables	13	10,966	9,209
Other provisions, current	18	8,068	5,842
Tax liabilities		59,508	62,887
Current provision for employee benefits	10	3,161	3,312
Other current non financial liabilities	25	224,177	210,956
Total current liabilities other than liabilities included in disposal groups classified as held for sale		984,219	1,209,061
Total Current Liabilities		984,219	1,209,061
Non-Current Liabilities
Other non-current financial liabilities	23	2,787,596	2,909,429
Other non-current provisions	18	8,783	7,609
Deferred tax liabilities	6	1,330,268	1,369,489
Non-current provision for employee benefits	10	34,490	35,964
Other non-current non financial liabilities		120,567	134,205
Total non-current liabilities		4,281,704	4,456,696
Total liabilities		5,265,923	5,665,757
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,576,564	6,320,264
Other reserves		(73,048)	58,754
Net equity attributable to parent company		6,856,692	6,732,194
Non-controlling interest		95,162	108,381
Total net equity		6,951,854	6,840,575
Total net equity and liabilities		12,217,777	12,506,332

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Note	January-September		July- September
		2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Income Statement
Revenue	9	3,338,517	2,733,376	1,103,697	1,035,107
Cost of sales		(2,139,648)	(1,642,081)	(757,984)	(614,134)
Gross Income		1,198,869	1,091,295	345,713	420,973
Other operating income	2	200,715	175,990	63,191	79,472
Distribution costs	2	(348,624)	(271,167)	(118,841)	(103,361)
Administrative expenses	2	(299,565)	(226,844)	(106,750)	(74,773)
Other operating expenses	2	(51,759)	(37,057)	(20,238)	(141)
Other income (loss)		18	134	19	3,298
Financial income		21,119	14,026	9,713	(61,622)
Financial costs	2	(151,372)	(169,185)	(47,277)	(57,628)
Participation in (loss) income in associates and joint ventures accounted through equity method	15	(6,515)	(3,038)	(1,762)	(919)
Exchange rate differences		(11,982)	(14,112)	(29,638)	11,878
Income before income tax		550,904	560,042	97,654	263,431
Income tax	6	(110,020)	(123,666)	(16,369)	(64,332)
Income from continuing operations		440,884	436,376	81,285	199,099

Net Income		440,884	436,376	81,285	199,099

Income attributable to equity holders
Income attributable to parent company		432,294	435,347	78,229	198,818
Income attributable to non-controlling interest		8,590	1,029	3,056	281
Net Income		440,884	436,376	81,285	199,099
Basic earnings per share
Earnings per share from continuing operations		0.0038205	0.0038474	0.0006914	0.0017571

		0.0038205	0.0038474	0.0006914	0.0017571

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0038205	0.0038474	0.0006914	0.0017571

Basic earnings per diluted share		0.0038205	0.0038474	0.0006914	0.0017571

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED CONSOLIDATED INTERIM COMPREHENSIVE INCOME STATEMENTS

	Note	January-September		July- September
		2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Net Income		440,884	237,277	183,096	174,749
Other comprehensive income, net of tax
Exchange difference on conversion
Gain (loss) for exchange differences, before tax	11	(117,443)	(30,719)	48,827	(11,251)
Cash flow hedges
Gain (loss) for cash flow hedges, before tax		(16,823)	(23,118)	(12,640)	(21,222)
Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		(4,155)	928	(3,821)	887
Other comprehensive income, before tax
Comprehensive income statement		(138,421)	6,585	(207,066)	39,159
Income tax related to Other comprehensive income
Income tax related to Cash flow hedges on Other comprehensive income	6	1,562	3,930	519	3,608
Other comprehensive income		(136,859)	10,515	(206,547)	42,767
Total comprehensive income		304,025	446,891	(125,262)	241,866
Comprehensive Income Statement attributable to:
Comprehensive income statement attributable to parent company		300,492	444,772	(119,913)	238,715
Comprehensive income statement attributable to non-controlling interest		3,533	2,119	(5,349)	3,151
Total comprehensive income		304,025	446,891	(125,262)	241,866

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

09/30/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in Other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non- controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575
Comprehensive income statement
Net income						432,294	432,294	8,590	440,884
Other comprehensive income, net of tax		(112,386)	(15,261)	(4,155)	(131,802)		(131,802)	(5,057)	(136,859)
Comprehensive income		(112,386)	(15,261)	(4,155)	(131,802)	432,294	300,492	3,533	304,025
Dividends						(175,994)	(175,994)	(16,752)	(192,746)
Total Changes in equity	—	(112,386)	(15,261)	(4,155)	(131,802)	256,300	124,498	(13,219)	111,279
Closing balance at 09/30/2011	353,176	(39,687)	(29,340)	(4,021)	(73,048)	6,576,564	6,856,692	95,162	6,951,854

09/30/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in Other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves Total ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to Parent Company ThU.S.$	Non-controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	27,551	(4,820)	(1,113)	21,618	5,893,799	6,268,593	113,840	6,382,433
Comprehensive income statement
Net income						435,347	435,347	1,029	436,376
Other comprehensive income, net of tax		27,685	(19,188)	928	9,425		9,425	1,090	10,515
Comprehensive income		27,685	(19,188)	928	9,425	435,347	444,772	2,199	446,891
Dividends						(171,029)	(171,029)	(11,705)	(182,734)
Total Changes in equity	—	27,685	(19,188)	928	9,425	264,318	273,743	(9,586)	264,157
Closing balance at 09/30/2010	353,176	55,236	(24,008)	(185)	31,043	6,158,117	6,542,336	104,254	6,646,590

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS-DIRECT METHOD

	09/30/2011 ThU.S.$	09/30/2010 ThU.S.$
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,647,060	2,766,001
Receipts from premiums and claims, annuities and other policy benefits	2,052	100,000
Other cash receipts from operating activities	199,675	119,598
Classes of cash payments
Payments to suppliers for goods and services	(2,764,373)	(2,112,995)
Payments to and behalf of employees	(231,111)	(159,211)
Other cash payments from operating activities	(7,891)	(2,694)
Dividends received	1,720	6,353
Interest paid	(157,380)	(151,001)
Interest received	13,112	5,220
Income taxes (paid) refund	(104,621)	21,221
Other (outflows) inflows of cash, net	(637)	364
Net Cash flows from Operating Activities	597,606	592,856
Cash flows from (used in) Investing Activities
Cash flows used to obtain control of subsidiaries or other businesses	—	(7,523)
Cash flows used in the acquisition of non-controlling interests	(981)	—
Other cash payments to acquire interests in joint ventures	(120,679)	(33,559)
Capital contributions to joint ventures	(127,130)	—
Proceeds from sale of property, plant and equipment	9,684	4,652
Purchase of property, plant and equipment	(415,783)	(257,778)
Purchase of intangible assets	(7,455)	(1,705)
Proceeds from other long-term assets	4,734	829
Purchase of other long-term assets	(108,089)	(89,355)
Cash receipts from repayment of advances and loans made to other parties	46,429	—
Other outflows of cash, net	2,534	(577)
Cash flows used in Investing Activities	(716,736)	(385,016)
Cash flows (used in) from Financing Activities
Loans obtained in long term	—	612,403
Proceeds from short-term borrowings	218,301	158,145
Total Loans obtained	218,301	770,548
Repayments of borrowings	(545,878)	(558,092)
Dividends paid	(200,672)	(67,233)
Other inflows of cash, net	1,175	849
Cash flows (used in) from Financing Activities	(527,074)	146,072
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(646,204)	353,912
Effect of exchange rate changes on cash and cash equivalents	(20,165)	1,442
Net (decrease) increase of Cash and Cash equivalents	(666,369)	355,354
Cash and cash equivalents, at the beginning of the period	1,043,834	534,199
Cash and cash equivalents, at the end of the period	377,465	889,553

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

UNAUDITED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (Arauco), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Celulosa Arauco y Constitución S.A. and subsidiaries (hereinafter “Arauco”) is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr.Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco cover the following periods:

•	Consolidated Balance Sheet as of September 30, 2011 and December 31, 2010.

•	Consolidated Statements of Income for the three-month and nine-month periods ended September 30, 2011 and 2010.

•	Consolidated Comprehensive Income Statements for the three-month and nine-month periods ended September 30, 2011 and 2010.

•	Consolidated Statements of Changes in Net Equity for the nine-month periods ended September 30, 2011 and 2010.

•	Consolidated Statements of Cash Flows – Direct Method for the nine-month periods ended September 30, 2011 and 2010.

•	Disclosure of Explanatory Information (notes).

Date of Approval of Financial Statements

The issuance of these consolidated interim financial statements for the period between January 1, 2011 and September 30, 2011 was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 457 of November 22, 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars without decimals.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated financial statements of Arauco include the Balance Sheet, Statement of Income, Comprehensive Income Statement, Statement of Changes in Net Equity and Statement of Cash Flows in accordance with IFRS.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), which have been adopted in Chile under the title “Financial Reporting Standards in Chile” (NIFCH) and represent the wholesale adoption, explicitly and without reservation, of IFRS.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial covenants of the Company are as follows:

Instrument	Amount at 09/30/2011 (ThU.S. $)	Amount at 12/31/2010 (ThU.S. $)	Interest Coverage >= 2.0x		Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	624,377	677,362	N/A		Ö	N/A
Forestal Río Grande S.A. Loan	78,120	104,144	Ö	(3)	N/A	Ö	(3)
Bilateral Bank Loan	216,017	240,260	Ö		Ö	N/A
Other Loans	160,378	53,152	No Financial Covenants Required
Foreign Bonds	1,973,821	2,374,258	No Financial Covenants Required

N/A:	Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial covenants on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of September 30, 2011 and 2010, Arauco has complied with all financial covenants.

Debt instruments ratings as of September 30, 2011 are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB+	Baa2	—

Financial obligations other than bonds do not have ratings.

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Capital (in Thousands of U.S. Dollars) as of September 30 2011, and December 31, 2010, are as follow:

In ThU.S.$	09/30/2011	12/31/2010
Equity	6,951,854	6,840,575
Bank Loans	454,515	397,556
Financial Leases	113	393
Bonds	2,598,198	3,051,620

Capital	10,004,680	10,290,144

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Arauco considers it unlikely that future uncertainty risks will result in any significant adjustment to the book value of assets and liabilities within the current financial period. In the case of the fair value of biological assets, no risks are foreseen in which the value of forests will change significantly. Notably, the data used to make the foregoing determination contemplates the long-term realization of such risks, and therefore the estimates provided are also relevant for the long term.

Summary of significant accounting policies

The accompanying interim consolidated financial statements as of September 30, 2011 were prepared in accordance with Arauco’s accounting policies, uniformly applied to all items in these interim consolidated financial statements.

a)	Basis for Presentation of financial statements

These condensed consolidated interim financial statements are unaudited.

These interim consolidated financial statements have been prepared under IAS 34.

The interim consolidated financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

There have been some minor reclassifications to prior period financial statements, for presentation purposes.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

•	Property, Plant and Equipment

In a businness acquisition, management prepared the corresponding valuations based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

•	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

Detailed financial information of Fair Value of Financial Instruments is presented in Note 23 including sensitivity analysis.

•	Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20 including sensitivity analysis.

•	Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The intercompany transactions and unrealized earnings from subsidiary operations have been eliminated from the interim consolidated financial statements and non-controlling interest is recognized in the equity balance.

Interim consolidated financial statements for the period ended September 30, 2011 and 2010, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1 (e) (ii).

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

d)	Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

Detailed financial information by segment is presented in Note 24.

e)	Functional currency

(i) Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The interim consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

•	all resulting exchange differences are recognised in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifyng cash flow hedges.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g)	Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollectable amounts.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

h)	Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

i)	Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Subsidiaries are all entities over which Arauco has the power to manage financial and operational policies. This generally means holding more than one half of the voting rights of such entities. Stock held in an entity and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Company controls another entity. Subsidiaries are consolidated as of the date on which control is transferred to the Company, and are excluded when control is terminated.

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The group recognises any non-controlling interest in the acquiree on an acquisition- by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognised amounts of acquiree’s identifiable net assets.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The goodwill acquired in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement as Other income (loss).

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

k)	Investments in associates

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement as Other income (loss).

l)	Intangible assets

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m)	Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill recorded in Brazilian subsidiary whose functional currency is the real, is converted to U.S. dollars at the closing exchange rate. At the date of these financial statements, the currency conversion is the only movement that has the amount of goodwill.

n)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o)	Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

Forest plantations shown as current assets are those that will be harvested and sold in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

q)	Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r)	Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

s)	Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (which are made at prices that approximate market prices) are eliminated in the consolidated financial statements.

t)	Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this interim consolidated financial statement under Other non-current Financial Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Dividends are paid only if profits in society and do not affect taxes.

u)	Impairment

Non-financial Assets

The carrying amounts of tangible and intangible assets are subject to impairment tests whenever some event or change in business circumstances indicates that the book value of assets may not be recoverable, whereas goodwill is tested annually. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

v)	Employee Benefit Costs

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w)	Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at face value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

x)	Joint Venture Equity

Joint venture equity is recognized using the equity method.

y)	Recent accounting pronouncements

At the date of issuance of these interim consolidated financial statements, the following accounting pronouncements were issued by the IASB .

a) New standards, interpretations, amendments and improvements mandatory since January 1, 2011 which currently are not applicable or relevant to the Company.

Rules and interpretations	Content	Mandatory application date
IFRIC 19	Extinguishing financial liabilities with equity instruments	July 1, 2010

Rules and amendments	Content	Mandatory application date
IAS 1	Filing of financial statements	January 1, 2011

IAS 32	Classification for issuance rights	February 1, 2010

IAS 34	Interim financial reporting	January 1, 2011

IFRIC 14	Pre-payments of minimum funding requirement	January 1, 2011

IFRS 7	Financial instruments: disclosures	January 1, 2011

b)	New issued standards, interpretations and amendments not in effect for year 2011, for which Arauco is evaluating the impact of their adoption.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Rules and interpretations	Content	Mandatory application date
IAS 27 (reviewed)	Separated financial statements	January 1, 2013

IAS 28 (reviewed)	Investments in associates and joint ventures	January 1, 2013

IFRS 9	Financial instruments	January 1, 2013

IFRS 10	Consolidated financial statements	January 1, 2013

IFRS 11	Joint Agreement	January 1, 2013

IFRS 12	Disclosure of shareholdings in other entities	January 1, 2013

IFRS 13	Fair value measurement	January 1, 2013

Rules and amendments	Content	Mandatory application date
IAS 12	Income tax	January 1, 2012

IAS 19	Benefits to employees	January 1, 2013

IFRS 7	Disclosure of financial instruments	July 1, 2011

IAS 1	Filing of financial statements	July 1, 2012

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

The rules in force since 2010 had no significant impact on Arauco’s financial statements.

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	09/30/2011	12/31/2010
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$ 353,176

Restrictions by Type of Capital in Ordinary Shares

Debt restrictions

Liabilities presented under Other Financial Liabilities current and non-current, have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)	Debt ratio must not exceed 1.2

ii)	Interest hedging index cannot be less than 2.0

At closing date Arauco complied with the totality of these restrictions.

	09/30/2011	12/31/2010
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThUS$ 175,994 (ThUS$ 171,029 as of September, 2010) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered (see Note 25).

Dividends paid during years 2011 and 2010 and the corresponding amount per share

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2011
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Provisional Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	12-15-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.7557

Detail of Dividend Paid, Ordinary Shares
Dividend Paid, Ordinary Shares	Final Dividend
Type of Shares for which there is a Dividend Paid, Ordinary Shares	Unlisted Ordinary Shares
Date of Dividend Paid, Ordinary Shares	05-10-2010
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$ 56,758
Number of Shares for which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.50161

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

The effective portion of the hedge is shown in equity.

Other

This mainly corresponds to the value in Other comprehensive income of investment in associates and joint ventures.

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Costs and Participation in income (loss) of associates and joint venture as of September 30, 2011 and 2010, respectively.

	January- September		July - September
	2011	2010	2011	2010
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	200,715	175,990	63,191	79,472
Gain from changes in fair value of biological assets	172,538	146,692	57,569	74,065
Revenue from export promotion	4,558	4,650	1,326	1,637
Earthquake insurance net effect	1,120	7,471	(800)	(2,179)
Leases received	3,321	1,729	1,626	501
Gain on sale of fixed assets	3,020	1,802	(222)	1,344
Gain on sale of biological assets	1,539	239	265	179
Consulting Uruguay project	1,399	617	1,399	617
Other operating results	13,220	12,790	2,028	3,308
Classes of Other Expenses by activity
Total of other expenses by activity	(51,759)	(37,057)	(20,238)	(11,374)
Depreciations	(868)	(1,546)	(370)	(252)
Trial provision	(3,978)	(1,749)	(1,001)	(544)
Assets provision	(8,791)	(39)	(8,175)	(18)
Costs associated with plants stops	(6,232)	(1,825)	(2,428)	(419)
Fines, readjustments and interests	(485)	(2,887)	18	(579)
Loss of forest due to fires	(4,214)	(6,768)	(469)	(254)
Other Taxes	(4,438)	(3,716)	(2,064)	(1,324)
Research and development expenses	(2,611)	(2,075)	(1,023)	(863)
Termination payout	(2,458)	(742)	(642)	(203)
Other expenses	(17,684)	(15,710)	(4,084)	(6,918)
Classes of financing Costs
Financing Costs, Total	(151,372)	(169,185)	(47,277)	(61,622)
Interest costs	(135,912)	(158,177)	(44,184)	(60,275)
Bank loans and interest bearing bonds issues	(135,912)	(158,177)	(44,184)	(60,275)
Other financing costs	(15,460)	(11,008)	(3,093)	(1,347)
Classes of Participation in Income (Loss) of associates and joint ventures accounted througt Equity Method
Total	(6,515)	(3,038)	1,762	(919)
Investments in associates	(1,018)	1,876	(78)	1,593
Joint ventures	(5,497)	(4,914)	1,840	(2,512)

Balance of Expenses by nature:

	January - September		July - September
Distribution expenses	2011	2010	2011	2010
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Sale costs	42,346	35,940	13,823	13,261
Commissions	10,715	7,344	2,842	2,777
Insurances	2,887	1,768	1,239	621
Other sales expenses	28,744	26,828	9,742	9,863
Shipping and freight costs	306,278	235,227	105,018	90,100
Port services	2,231	3,408	560	1,150
Freights	288,368	219,720	99,939	84,389
Otrher shipping and freight costs	15,679	12,099	4,519	4,561
Total	348,624	271,167	118,841	103,361

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	January - September		July - September
	2011	2010	2011	2010
Administration expenses	MUS$	MUS$	MUS$	MUS$
Wage and salaries	118,086	98,612	38,446	33,695
Marketing, advertising, promotion and publications expenses	5,477	5,189	2,669	1,799
Insurances	13,596	6,240	6,512	1,937
Depreciations and amortizacion not paid	7,830	7,391	3,091	2,461
Computer services	6,579	5,503	1,576	413
Office, warehouse and machinery leases	8,528	7,484	2,649	3,482
External audits	2,578	3,128	1,051	777
Donations, contribitions, grants	9,341	10,393	3,927	2,755
Fees (advices technical. Legal )	32,914	26,223	15,594	12,905
Property taxes, patents and municipal rigths	13,942	12,410	4,935	4,670
Other administration expenses	80,694	44,271	26,300	9,879
Total	299,565	226,844	106,750	74,773

		January - September		July - September
Expenses for	Note	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Depreciations	7	169,345	165,925	55,353	56,613
Employee benefits	10	249,235	183,955	91,097	79,678
Amortization	19	1,192	1,234	565	351

NOTE 3. INVENTORIES

Components of Inventory	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Raw Materials	114,543	86,617
Production Supplies	76,929	65,154
Work in progress	55,832	62,612
Finished goods	456,455	426,447
Parts	115,174	86,532
Other Inventories	200	173
Total Inventories	819,133	727,535

As of September 30, 2011, a cost of sales of inventories amounted to ThU.S.$ 2,129,623 (ThU.S.$ 1,605,969 as of September 30, 2010).

As of September 30, 2011, a net increase in the provision for obsolescence effects of ThU.S.$ 991 was recognized (ThU.S.$ 324 as of December 31, 2010); therefore, the provision balance as of September 30, 2011 amounted to ThU.S.$ 8,191 (ThU.S.$ 7,200 as of December 31, 2010).

The inventories write-off amounted to ThU.S.$ 326 as of September 30, 2011.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

NOTE 4. CASH FLOW STATEMENT

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. These instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash on hand.

	09/30/2011	12/31/2010
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	255	263
Banks	55,509	69,692
Short term deposit	105,169	705,694
Mutual Funds	216,532	267,811
Other cash and cash equivalents	—	374
Total	377,465	1,043,834

The following tables detail the value of the cost of the investment in Dynea Brasil S.A. dated March 15, 2010, Savitar (see Note 14), and the net value of assets and liabilities of each acquired entity, discounting both the amount of cash and cash equivalents acquired in order to distinguish those cash flows from those that arise from other operating, investing or financing activities.

2010 Purchase of Investments	ThU.S.$
Acquisition: Dynea Brasil S.A.
Cash paid for acquisitions and cash equivalents	15,000
Cash and cash equivalents held by acquired entities	(8,023)
Net cash paid to acquire entities	6,977

ThU.S.$
Net Assets less Cash and Cash equivalents of acquired entity	22,613

NOTE 5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of September 30, 2011 and applied uniformly to all items presented in these interim consolidated financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of September 30, 2011 do not show changes in accounting policies compared to the same period last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. TAXES

The tax rate applicable to the major companies in which Arauco participates is 17% in Chile, 35% in Argentina and 34% in Brazil.

Deferred Tax Assets

The following table details deferred tax assets:

	09/30/2011	12/31/2010
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred Tax Assets related to Provisions	8,196	4,658
Deferred Tax Assets related to accrued liabilities	4,291	4,601
Deferred Tax Assets related to Post-Employment obligations	6,324	6,616
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	2,450	2,339
Deferred Tax Assets related to Financial Instruments Restatements	807	1,370
Deferred Tax Assets related to tax losses	79,473	56,724
Valuation of biological assets	5,106	8,805
Valuation of inventory	3,215	9,034
Income provision	4,008	2,765
Trade debtors and receivables	4,325	3,940
Defferred tax Assets related to Others	10,629	24,471
Deferred Tax Assets Total	128,824	125,323

As of the date of the present financial statement some of Arauco’s subsidiaries present tax losses of ThU.S.$ 246,292 (ThU.S.$ 260,701 as of December 31, 2010) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table details deferred tax liabilities:

Deferred Tax Liabilities	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	739,165	686,408
Deferred Tax Liabilities related to Financial Instrument restatement	2,429	13,751
Valuation of biological asset	432,331	511,401
Valuation of inventory	15,414	12,450
Differences of prepaid income	74,927	76,539
Differences in valuation of deferred expenditures	38,976	35,130
Deferred Tax Liabilities related to Others	27,026	33,810

Deferred Tax Liabilities Total	1,330,268	1,369,489

Deferred tax liabilities related to financial instrument restatement include a total of ThU.S.$ 1,562 for deferred tax items from the Other Comprehensive Income.

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$ 16,009 and ThU.S.$ 157,868 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

The effect of deferred taxes related to financial hedging instruments corresponds to a credit (subscription) of ThU.S.$ 1,562 as of September 30, 2011 (ThU.S.$ 3,930 as of September 30, 2010), which presents net in Hedge reserves in the Statement of Changes in Net Equity.

Temporary Differences

The following tables summarize current asset and liability temporary differences:

	09/30/2011		12/31/2010
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	49,351		68,599
Tax Loss	79,473		56,724
Deferred Tax Liabilities		1,330,268		1,369,489
Total	128,824	1,330,268	125,323	1,369,489

	January - September		July - September
Detail of Temporary Difference Income and Loss Amounts	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Deferred Tax Assets	(7,084)	5,482	5,221	4,312
Tax Loss	22,310	1,933	10,060	(2,692)
Deferred Tax Liabilities	(1,900)	(42,725)	(356)	508
Total	13,326	(35,310)	14,925	2,128

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expense (Income)

Income Tax consists of the following:

	January - September		July - September
Income Tax composition	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Current income tax expense	(126,081)	(93,237)	(31,210)	(66,073)
Tax benefit derived from carry loss forwards	(261)	5,824	(314)	143
Previous period current tax adjustments	2,316	(519)	0	(250)
Other current tax expenses	680	(424)	230	(280)
Current Tax Expense, Net	(123,346)	(88,356)	(31,294)	(66,460)
Deferred expense from taxes relative to the creation and reversal of temporary differences	(17,337)	(27,943)	1,773	14,120
Deferred income related to changes in the income tax rate	7,878	(9,300)	2,617	(9,300)
Tax benefit derived from carry loss forwards	22,785	1,933	10,535	(2,692)
Total deferred Tax Expense, Net	13,326	(35,310)	14,925	2,128
Income Tax Expense, Total	(110,020)	(123,666)	(16,369)	(64,332)

The following table details the income tax for foreign and national companies as of September 30, 2011 and 2010 respectively:

	January - September		July - September
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Foreign current tax	(36,916)	(39,179)	(8,502)	(16,595)
National current tax	(86,430)	(49,177)	(22,792)	(49,865)
Current tax, Total	(123,346)	(88,356)	(31,294)	(66,460)
Foreign deferred tax	20,114	11,708	11,112	2,773
National deferred tax	(6,788)	(47,018)	3,813	(645)
Deferred tax, Total	13,326	(35,310)	14,925	2,128
Income (expense) due to Income Tax, Total	(110,020)	(123,666)	(16,369)	(64,332)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

	January - September		July - September
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Tax Expense Using Statutory Rate	(110,223)	(95,207)	(19,573)	(44,783)
Tax effect of rates in other jurisdictions	(9,141)	(15,260)	(2,969)	(10,765)
Tax effect of non taxable ordinary income	2,431	5,833	(4,218)	(1,121)
Tax effect of non tax deductible expenses	(10,793)	(13,020)	(2,703)	(5,156)
Tax effect of tax loses unrecognized for previous periods	(93)	—	221	—
Tax effect of tax rates changes	7,878	(9,300)	2,644	(9,300)
Tax effect of excess tax for previous periods	2,316	(519)	—	(250)
Other Increases (Decreases) Legal Taxes	7,605	3,807	10,229	7,043
Adjustment to Tax Expense using the Statutory Rate, Total	203	(28,459)	3,204	(19,549)
Tax Expenses Using the Effective Rate	(110,020)	(123,666)	(16,369)	(64,332)

On July 30, 2010 Law N. 20.455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes such law introduced was the increase in the First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, with rates of 20% and 18.5%, respectively.

The effect on the change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Properties, Plant and Equipment, Net
Construction in progress	633,242	562,309
Land	801,002	821,288
Buildings	1,427,448	1,417,684
Plant and equipment	2,245,359	2,188,323
Information technology equipment	16,724	16,963
Fixed facilities and accessories	6,082	3,657
Motorized vehicles	9,355	10,057
Others	59,234	68,464
Total Net	5,198,446	5,088,745
Properties, Plant and Equipment, Gross
Construction in progress	633,242	562,309
Land	801,002	821,288
Buildings	2,579,706	2,523,397
Plant and equipment	4,247,022	4,180,142
Information technology equipment	47,699	43,614
Fixed facilities and accessories	23,895	17,339
Motorized vehicles	33,269	32,328
Others	90,363	110,076
Total Gross	8,456,198	8,290,493
Accumulated depreciation and impairment
Buildings	(1,152,258)	(1,105,713)
Plant and equipment	(2,001,663)	(1,991,819)
Information technology equipment	(30,975)	(26,651)
Fixed facilities and accessories	(17,813)	(13,682)
Motorized vehicles	(23,914)	(22,271)
Others	(31,129)	(41,612)
Total	(3,257,752)	(3,201,748)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Collateral amount of property, plant and equipament	56,815	56,272

Commitments for project disbursements or for the acquisition of property, plant and equipment

	09/30/2011 MUS$	12/31/2010 MUS$
Amount committed for the acquisition of property, plant and equipment	123,346	268,391

	09/30/2011 MUS$	12/31/2010 MUS$
Disbursements for property, plant and equipment under construction	370,881	361,598

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of September 30, 2011 and December 31, 2010:

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2011	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745
Changes
Additions	370,881	3,943	3,516	4,056	25	729	732	4,810	388,692
Dispositions	—	(150)	(203)	(475)	—	209	(52)	(5,676)	(6,347)
Withdrawals	(3,258)	(47)	(125)	(2,599)	(3)	(7)	(3)	(1,513)	(7,555)
Depreciation costs	—	—	(55,249)	(124,379)	(1,610)	(1,079)	(1,772)	(452)	(184,541)
Net movement of replacement of assets damaged by the earthquake	(61,209)	—	(1,254)	62,557	252	(2)	(344)	—	—
Exchange rate increase (decrease) of foreign currency	(12,876)	(25,491)	(8,692)	(29,351)	(79)	(469)	(394)	(3,196)	(80,548)
Transfers	(222,605)	1,459	71,771	147,227	1,176	3,044	1,131	(3,203)	—
Total changes	70,933	(20,286)	9,764	57,036	(239)	2,425	(702)	(9,230)	109,701
Closing balance 09/30/2011	633,242	801,002	1,427,448	2,245,359	16,724	6,082	9,355	59,234	5,198,446

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2010	433,269	743,950	1,353,461	2,328,457	18,178	5,207	9,791	77,440	4,969,753
Changes
Additions	361,598	81,610	18,463	14,086	186	234	2,265	4,758	483,200
Acquisitions of business	216	660	4,244	21,420	—	—	14	1,137	27,691
Dispositions	(142)	(14,107)	(3,499)	(3,132)	(3)	(1)	(215)	(4,375)	(25,474)
Withdrawals	(1,024)	(6)	(1,020)	(4,315)	(11)	(39)	(2)	(408)	(6,825)
Depreciation costs	—	—	(68,237)	(160,894)	(1,966)	(810)	(1,892)	(1,708)	(235,507)
Impairment loss recognized in the Income Statement (note 17)	—	—	(24,198)	(110,408)	(63)	—	(102)	(9,341)	(144,112)
Exchange rate increase (decrease) of foreign currency	1,394	9,350	3,902	19,986	2	(1,395)	64	824	34,127
Reclassification of assets held for sale	—	(5,003)	(5,877)	(3,228)	—	—	—	—	(14,108)
Transfers	(233,002)	4,834	140,445	86,351	640	461	134	137	—
Total changes	129,040	77,338	64,223	(140,134)	(1,215)	(1,550)	266	(8,976)	118,992
Closing balance 12/31/2010	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of September 30, 2011 and 2010 is as follows:

	January - September		July - September
Depreciation for the period	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Cost of sale	159,956	133,663	52,524	49,551
Administration expenses	6,571	6,083	2,489	1,242
Other operating expenses (*)	2,818	26,179	340	5,820
Total	169,345	165,925	55,353	56,613

(*)	The balance of 2010, refers to the cost of depreciation of plants detained product of the earthquake.

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39

Plant and equipment	Useful Life in Years	8	67	29

Information technology equipment	Useful Life in Years	6	18	5

Fixed facilities and accesories	Useful Life in Years	6	12	10

Motorized vehicles	Useful Life in Years	6	26	13

Others properties, plants and equipment	Useful Life in Years	5	27	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

When assets are leased under finance lease, the present value of lease payments is recognized as a financial account receivables. Interest income which is the difference between the gross receivable and the present value of such amount is recognized as the capital’s financial performance.

Disclosure of Financial Leases Classified by Type of Asset, Leases

	09-30-2011 ThU.S.$	12-31-2010 ThU.S.$
Property, Plant & Equipment Financial Leasing	96	440
Plant and equipment	96	440

Reconciliation of Financial Lease Minimum Payments, Lessee

	09/30/2011
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	115	2	113
Total	115	2	113

	12/31/2010
	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	354	10	344
Due within one and five years	50	1	49
Total	404	11	393

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Reconciliation of Financial Lease Minimum Payments, Lessor

	09/30/2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,681	296	3,385
Due within one and five years	3,523	230	3,293
Total	7,204	526	6,678

	12/31/2010
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	4,767	450	4,317
Due within one and five years	5,957	358	5,599
Total	10,724	808	9,916

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Significant Financial Lease Agreements

Arauco holds financial leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. ORDINARY REVENUE

(a)	Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(b)	Policy on Revenue recognition from Rendering of Services

Arauco mainly has electric power, port and pest control services whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

	January - September		July - September
Types of Ordinary Revenue	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Sale of goods	3,252,229	2,664,067	1,084,974	1,004,810
Service Contracts	86,288	69,309	18,723	30,297
Total	3,338,517	2,733,376	1,103,697	1,035,107

NOTE 10. EMPLOYEE BENEFITS

This refers to severance payment obligations for years of service due to termination of service contracts that arise from benefits stated in work contracts and/or as severance payments stated in the Labor Law.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with in force work contracts held with workers and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Classes of Benefits and Expenses by Employee

	January - September		July - September
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Personnel Expenses	249,235	183,955	91,097	79,678
Wages and salaries	239,529	173,544	87,399	74,762
Compensation for years of service	9,706	10,411	3,698	4,916

The following tables detail the balances and the movement of payments for years of service provisioned as of September 30, 2011 and December 31, 2010:

	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current	3,161	3,312
Non-current	34,490	35,964
Total	37,651	39,276

Roll- forward	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Opening balance	39,276	27,667
Current service cost	1,223	1,851
Interest cost	1,899	1,798
Actuarial gains	5,039	11,256
Benefits paid	(6,153)	(5,537)
Increase (decrease) for currency exchange	(3,633)	2,241
Closing balance	37,651	39,276

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS

Local and foreign currency

Currency assets and liabilities as of September 30, 2011 and December 31, 2010 are as follows:

	09-30-2011 ThU.S.$	12-31-2010 ThU.S.$
Total Current Assets	2,633,025	3,152,116
Cash and Cash Equivalents	377,465	1,043,834
U.S Dollar	208,727	513,303
Euro	67,287	73,573
Real	37,257	41,598
Argentine Pesos	6,730	—
Other currencies	8,411	6,902
$ not adjustable	49,053	408,458
Other Financial Assets, Current	—	2,909
U.S Dollar	—	2,909
Other current financial assets	221,159	177,140
U.S Dollar	123,179	119,184
Real	22,316	9,104
Argentine Pesos	10,822	11,426
Other currencies	11,487	15,023
$ not adjustable	53,355	22,403
Trade and Other receivables-net	815,900	774,289
U.S Dollar	556,169	528,657
Euro	32,655	31,651
Real	85,075	26,748
Argentine Pesos	29,104	14,027
Other currencies	31,076	52,300
$ not adjustable	77,491	115,338
U.F.	4,330	5,568
Related party receivables, Current	87,461	18,074
U.S Dollar	73,875	12,657
Euro	67	—
Real	3,008	854
$ not adjustable	10,511	4,563
Inventories	819,133	727,535
U.S Dollar	695,081	614,509
Real	104,946	87,869
$ not adjustable	19,106	25,157
Biological assets, current	258,079	344,096
U.S Dollar	203,685	254,524
Real	54,394	89,572
Tax receivables	39,720	50,131
U.S Dollar	3,694	13,449
Real	8,206	9,156
Argentine Pesos	6	0
Other currencies	15,974	10,113
$ not adjustable	5,256	7,668
U.F.	6,584	9,745
Non-Current Assets or disposal groups classified as held for sale	14,108	14,108
U.S Dollar	14,108	14,108

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2011 MUS$	12-31-2010 MUS$
Total Non Current Assets	9,584,752	9,354,216
Other non-current financial assets	—	53,407
U.S Dollar	—	53,407
Other non-current and non-financial assets	66,926	52,352
U.S Dollar	59,461	43,873
Real	5,598	6,701
Argentine Pesos	567	301
Other currencies	356	434
$ not adjustable	944	1,043
Trade receivables, non current	8,236	11,965
U.S Dollar	893	4,389
Other currencies	102	205
$ not adjustable	2,099	4,589
U.F.	5,142	2,782
Investment in associates accounted for using equity method	606,337	498,204
U.S Dollar	544,802	428,033
Euro	699	1,336
Real	60,836	68,835
Intangible assets	17,474	11,127
U.S Dollar	12,276	10,699
Real	5,036	269
Other currencies	26	28
$ not adjustable	136	131
Goodwill	59,774	66,231
U.S Dollar	2,858	2,857
Real	56,916	63,374
Property, plant and equipment	5,198,446	5,088,745
U.S Dollar	4,520,842	4,354,417
Real	668,761	728,492
$ not adjustable	8,843	5,836
Biological assets, non-current	3,498,735	3,446,862
U.S Dollar	3,102,701	3,038,042
Real	396,034	408,820
Deferred tax assets	128,824	125,323
U.S Dollar	73,873	72,512
Real	42,037	40,370
Argentine Pesos	10,929	9,789
Other currencies	1,609	1,898
$ not adjustable	376	754

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2011			12-31-2010
	Up tp 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up tp 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	861,724	122,494	984,218	722,165	486,896	1,209,061
Other financial liabilities, current	175,406	101,161	276,567	109,051	445,622	554,673
U.S Dollar	158,908	97,577	256,485	95,871	440,318	536,189
Real	10,558	2,815	13,373	9,980	2,501	12,481
U.F.	5,940	769	6,709	3,200	2,803	6,003
Bank Loans	160,216	76,545	236,761	50,602	52,214	102,816
U.S Dollar	149,658	73,730	223,388	40,622	49,713	90,335
Real	10,558	2,815	13,373	9,980	2,501	12,481
Financial Leases	68	45	113	94	250	344
U.F.	68	45	113	94	250	344
Other Loans	15,122	24,571	39,693	58,355	393,158	451,513
U.S Dollar	9,250	23,847	33,097	55,249	390,605	445,854
U.F.	5,872	724	6,596	3,106	2,553	5,659
Trade and Other payables	395,978	5,793	401,771	342,805	19,377	362,182
U.S Dollar	87,044	864	87,909	71,273	2,335	73,608
Euro	4,954	—	4,954	5,648	—	5,648
Real	45,469	—	45,469	39,308	—	39,308
Argentine Pesos	52,489	—	52,489	39,085	—	39,085
Other currencies	1,652	—	1,652	1,530	3,020	4,550
$ not adjustable	204,256	2,837	207,093	185,896	11,876	197,772
U.F.	115	2,092	2,207	65	2,146	2,211
Related party payables	10,966	—	10,966	9,209	—	9,209
$ no reajustables	10,966	—	10,966	9,209	—	9,209
Other provisions, current	—	8,068	8,068	—	5,842	5,842
Argentine Pesos	—	8,068	8,068	—	5,842	5,842
Tax liabilities	59,064	444	59,508	62,223	664	62,887
U.S Dollar	48,011	—	48,011	20,139	—	20,139
Real	12	—	12	2,572	—	2,572
Argentine Pesos	10,234	—	10,234	36,827	—	36,827
Other currencies	293	421	714	706	664	1,370
$ not adjustable	514	23	537	1,979	—	1,979
Current provision for employee benefits	2,846	315	3,161	2,643	669	3,312
U.S Dollar	—	198	198	—	206	206
Other currencies	—	35	35	—	34	34
$ not adjustable	2,846	82	2,928	2,643	429	3,072
Other current non-financial liabilities	217,464	6,713	224,177	196,234	14,722	210,956
U.S Dollar	175,866	—	175,866	176,395	2,407	178,802
Real	21,720	—	21,720	16,267	—	16,267
Argentine Pesos	4,056	—	4,056	26	—	26
Other currencies	11,785	—	11,785	520	10,708	11,228
$ not adjustable	4,036	6,097	10,133	3,025	893	3,918
U.F.	1	616	617	1	714	715

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2011			12-31-2010
	Up tp 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up tp 90 days ThU.S.$	From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total non-current liabilities	1,994,973	2,286,731	4,281,704	2,232,876	2,223,820	4,456,696
Other non-current financial liabilities	1,016,681	1,770,915	2,787,596	1,092,922	1,816,507	2,909,429
U.S Dollar	884,523	1,278,393	2,162,916	950,795	1,277,116	2,227,911
Real	6,897	—	6,897	6,188	3,578	9,766
U.F.	125,261	492,522	617,783	135,939	535,813	671,752
Bank Loans	217,754	—	217,754	290,815	3,925	294,740
U.S Dollar	210,857	—	210,857	284,627	347	284,974
Real	6,897	—	6,897	6,188	3,578	9,766
Financial Leases	—	—	—	49	—	49
U.F.	—	—	—	49	—	49
Other Loans	798,927	1,770,915	2,569,842	802,058	1,812,582	2,614,640
U.S Dollar	673,666	1,278,393	1,952,059	666,168	1,276,769	1,942,937
U.F.	125,261	492,522	617,783	135,890	535,813	671,703
Other non-current provisions	6,916	1,867	8,783	5,736	1,873	7,609
U.S Dollar	903	5	908	2,254	11	2,265
Euro	4,656	—	4,656	3,100	—	3,100
Real	1,357	—	1,357	382	—	382
Argentine Pesos	—	1,862	1,862	—	1,862	1,862
Deferred tax liabilities	825,612	504,656	1,330,268	969,668	399,821	1,369,489
U.S Dollar	622,321	277,743	900,064	734,860	168,436	903,296
Real	203,291	—	203,291	234,808	—	234,808
Argentine Pesos	—	226,913	226,913	—	231,385	231,385
Non-current provision for employee benefits	28,983	5,507	34,490	30,476	5,488	35,964
U.S Dollar	2,275	—	2,275	2,214	—	2,214
Other currencies	—	444	444	—	395	395
$ not adjustable	26,708	5,063	31,771	28,262	5,093	33,355
Other non-current non-financial liabilities	116,781	3,786	120,567	134,074	131	134,205
U.S Dollar	347	—	347	283	105	388
Real	116,433	—	116,433	133,790	—	133,790
Argentine Pesos	—	3,765	3,765	—	—	—
U.F.	1	21	22	1	26	27

Effect of exchange rate variations

The functional currency of Brazilian subsidiaries and associate companies is the Brazilian Real. Therefore, their individual financial statements have been expressed in the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Income and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies that use currencies other than the U.S. Dollar, and those from loans and other instruments in foreign currencies recognized as hedging these investments, are assigned to net equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Subsidiaries that use functional currency other than the U.S. Dollar are as follow:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A.	Brazil	Real
Arauco Forest Brasil S.A.	Brazil	Real
Arauco Florestal Arapoti S.A.	Brazil	Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimentos e Participacoes S.A.	Brazil	Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Real
Arauco Distribución S.A.	Chile	Chilean Peso
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Peso
Controladora de Plagas Forestales S.A.	Chile	Chilean Peso

	January - September		July - September
	2011 Th.U.S$	2010 Th.U.S$	2011 Th.U.S$	2010 Th.U.S$
Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	(4,426)	(5,751)	(22,770)	3,674
Conversion reverse	(112,386)	27,685	(185,548)	58,404

NOTE 12. BORROWING COSTS

Arauco capitalized interest on existing investment projects. For the recording of this capitalization Arauco estimated the average rate of borrowing to finance these investment projects.

	January - September		July - September
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.67%	6.03%	5.68%	5.97%
Amount of the capitalized interest cost, property, presented as plant and equipment	3,784	6,569	1,299	2,051

NOTE 13. RELATED PARTIES

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each period correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

Detail of Relationship between Parent Company and Subsidiary

ID Nº	Company Name	Origin Country	Functional Currency	% Share 09/30/2011			% Share 12/31/2010

				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Alto Paraná S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	0	99.9766	99.9766
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
-	Arauco Denmark Aps	Denmark	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	0	99.9992	99.9992	0	99.9992	99.9992
-	Arauco Do Brasil S.A.	Brazil	Real	2.0452	97.9538	99.9990	2.4990	97.5000	99.9990
-	Arauco Ecuador S.A.	Ecuador	U.S. Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Real	0	79.9992	79.9992	0	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Real	23.1991	76.8000	99.9991	23.1991	76.8000	99.9991
-	Arauco Forest Products B.V.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
-	Arauco Holanda Cooperatief U.A.	Holland	U.S. Dollar	0	99.9990	99.9990	0	99,9990	99,9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
-	Araucomex S.A. De C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S. Dollar	1.000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9925	99.9925	0	99.9934	99.9934
96657900-5	Controladora De Plagas Forestales S.A.	Chile	Chilean Pesos	0	59.6326	59.6326	0	59.6326	59.6326
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	0	99.9754	99.9754	0	99.9766	99.9766
96573310-8	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9248	0	99.9248	99.9248	0	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	0	97.4281	97.4281	0	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	0	79.9405	79.9405	0	79.9405	79.9405
-	Forestal Nuestra Señora Del Carmen S.A.	Argentina	U.S. Dollar	0	99.9766	99.9766	9.1600	90.8372	99.9972
-	Forestal Talavera S.A.	Argentina	U.S.Dollar	0	99.9945	99.9945	0	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S. Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Industrias Forestales S.A.	Argentina	U.S. Dollar	9.9770	90.0221	99.9991	9.9770	90.0221	99.9991
-	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
-	Inversiones Celco S.L.	Spain	U.S. Dollar	0	99.9990	99.9990	0	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
-	Leasing Forestal S.A.	Argentina	U.S. Dollar	0	99.9771	99.9971	0	99.9771	99.9771
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	0	99.9923	99.9923	0	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	90.0000	0.9992	99.9992	99.0000	0.9992	99.9992
-	Savitar S.A.	Argentina	U.S. Dollar	0	99.9930	99.9930	0	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Salaries and Termination Benefits received by Key Management Personnel

	January - September		July - September
	2011	2010	2011	2010
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonus	35,574	33,969	11,416	11,362
Diet Directory	1,214	1,098	410	376
Termination benefits	3,185	1,308	1,048	617
Total	39,973	36,375	12,874	12,355

Related Party Receivables

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	30 days	—	21
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	30 days	216	536
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean Pesos	30 days	2,694	3,665
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	—	4,032
Stora Enso Arapoti Industria de Papel S.A.	-	Associates	Brazil	Real	30 days	886	1,112
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	30 days	1,002	340
Colbun S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	30 days	—	8,368
Celulosa y Energia Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	November 2011	35,904	—
Eufores S.A.	-	Joint venture	Uruguay	U.S. Dollar	November 2011	25,667	—
Forestal Cono Sur S.A.	-	Joint venture	Uruguay	U.S. Dollar	November 2011	5,028	—
Zona Franca Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	November 2011	16,064	—
TOTAL						87,461	18,074

Related Party Payables

Name of Related party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Maximum Maturity	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean Pesos	30 days	9,016	5,989
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean Pesos	30 days	630	233
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Common director	Chile	Chilean Pesos	30 days	4	32
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean Pesos	30 days	28	27
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean Pesos	30 days	3	3
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	30 days	—	131
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	30 days	9	27
Servicios Corporativos Sercor S.A.	96.925.430-1	Associates	Chile	Chilean Pesos	30 days	0	4
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean Pesos	30 days	915	655
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean Pesos	30 days	361	237
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean Pesos	30 days	—	1,826
Sodimac S.A.	96.792.430-k	Common director	Chile	Chilean Pesos	30 days	—	45
TOTAL						10,966	9,209

Related party transactions

Purchases

Name of Related Party	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean Pesos	Fuel	3,604	2,897
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean Pesos	Management service	268	272
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean Pesos	Fuel and lubricant	85,451	71,424
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean Pesos	Transport and stowage	5,273	4,100
Codelco Chile	61.704.000-K	Common director	Chile	Chilean Pesos	Supplies	—	1,367
Dynea Brasil S.A.	—	Associates	Brazil	Real	Chemical products	—	9,695
Dynea Brasil S.A.	—	Associates	Brazil	Real	Melamine paper	—	5,466
EKA Chile S.A.	99.500.140-3	Associates	Chile	Chilean Pesos	Sodium chlorate	53,866	39,338
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and logs	561	1,087
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	Legal services	1,156	1,344
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean Pesos	Port services	6,315	7,049
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Associates	Chile	Chilean Pesos	Telephone services	366	252
Sodimac S.A.	96.792.430-K	Common director	Chile	Chilean Pesos	Other purchases	23	248
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Logs and others	136	705
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Other purchases	616	893

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Sales

Nombre Parte Relacionada	Corresponding ID Nº	Nature of Relationship	Country of Origen	Currency rate	Transaction Detail	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Celulosa y Energia Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans and interest	51,782	—
Celulosa y Energia Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans and interest	35,904	—
Colbún S.A.	96.505.760-9	Common director	Chile	U.S. Dollar	Electrical power	6,483	2,418
Colbún S.A.	96.505.760-9	Common director	Chile	U.S. Dollar	Other sales	—	9,179
Dynea Brasil S.A.	-	Associates	Brazil	Real	Fuel	—	259
EKA Chile S.A.	99.500.140-3	Associates	Chile	Chilean Pesos	Electrical power	28,806	26,277
Sodimac S.A.	96.792.430-k	Common director	Chile	Chilean Pesos	Wood	15,670	35,873
Stora Enso Industria de Papel S.A.	-	Associates	Brazil	Real	Wood	6,845	8,839
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Woodship	12,794	26,985
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Wood	742	2,061
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Other sales	1,593	4,567
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean Pesos	Pulp	13,798	16,225
Eufores S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans and interest	25,667	—
Forestal Cono Sur S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans and interest	5,028	—
Zona Franca Punta Pereira S.A.	-	Joint venture	Uruguay	U.S. Dollar	Loans and interest	16,064	—

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Disclosure of Subsidiary Investments

Below are new investments or contributions to subsidiaries, which had no effect on results, except the acquisition of 50% of Dynea S.A in 2010.

On June 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$ 5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

On December 27, 2010 Inversiones Arauco Internacional Ltda. and Celulosa Arauco y Constitución S.A. made a capital contribution amounted to MEUR 99 (ThU.S.$ 131) and MEUR 1 (ThU.S.$ 1) respectively, to the new subsidiary named Arauco Holanda Cooperatief U.A., company which bought on January 7, 2011 the 100% of the shares of Arauco Forest Products B.V. to Arauco Denmark Ap for ThEur 731.

On June 28 and July 14, 2010 the Alto Paraná subsidiary made two additional capital contributions in the amounts of ThReal$ 17,150 (ThU.S.$ 9,649) and ThReal$ 880 (ThU.S.$ 502) to the Brazilian company Empreendimentos Florestais Santa Cruz Ltda. The abovementioned investments were made as part of the expansion policy of the business throughout the acquisition of forest assets in Brazil. Such transaction will be carried out by the related company Catan Empreendimentos e Participaçiónes S.A., of which, Empreendimentos Florestais Santa Cruz Ltda. and Arauco Forest Brasil S.A. own 25.24% and 74.76%, respectively.

On March 15, 2010 Arauco, through its subsidiary Placas do Paraná S.A. (now Arauco do Brasil S.A.) made a contribution of ThU.S.$15,000 to acquire 50% of the shares of Dynea Brasil S.A. As a result, Placas do Paraná S.A. (now Arauco do Brasil S.A.) holds 100% of participation in Dynea Brasil S.A. This investment generated negative goodwill of ThU.S.$ 1,113 presented in the income statement under Other income (loss).

In April, 2010, Placas do Paraná S.A. merged into Dynea Brasil S.A.

On January 4, 2010, the corporate reorganization was approved as a consequence of the merging by absorption done by the subsidiary Alto Paraná S.A, of Faplac S.A. and Flooring S.A. effective last January 1, 2010. This operation have no effect on the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

Dynea Brasil S.A.	03/15/2010 ThU.S.$
Cash	8,023
Trade accounts receivable	3,621
Inventory	4,535
Property, plant and equipment	29,212
Deferred income tax	140
Other assets	933

Total Assets	46,464

Trade payables	6,707
Deferred income tax	8,267
Other liabilities	854

Total Liabilities	15,828

The following table shows the negative goodwill for the investment in Dynea Brasil S.A.:

2010	Dynea ThU.S.$
Paid value (+)	15,000
50% acquired in previous years (+)	14,523
Fair value of assets and liabilities acquired (-)	30,636
Negative goodwill	(1,113)

Details of the subsidiaries are described in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of major subsidiaries of Arauco:

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Aserraderos Arauco S.A. Chile U.S. Dollar 99.9992%
	09/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	378,943	53,082
Non-current	288,502	20,662
Total	667,445	73,744

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current	397,995	71,576
Non-current	245,817	19,535
Total	643,812	91,111

	09/30/2011 ThU.S.$	09/30/2010 ThU.S.$
Income	424,959	375,440
Expenses	(382,826)	(322,652)
Net Gain (loss)	42,133	52,788

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Paneles Arauco S.A. Chile U.S. Dollar 99.9992%
	09/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	411,599	50,667
Non-current	386,197	84,023
Total	797,796	134,690

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current	451,136	51,677
Non-current	314,987	86,999
Total	766,123	138,676

	09/30/2011 ThU.S.$	09/30/2010 ThU.S.$
Income	459,618	416,127
Expenses	(422,795)	(355,272)
Net Gain (loss)	36,823	60,855

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Inversiones Arauco Internacional Ltda. Chile U.S. Dollar 99.9986%
	09/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	16,057	2,730
Non-current	2,008,834	995
Total	2,024,891	3,725

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current	43,804	1,931
Non-current	1,954,721	2,220
Total	1,998,525	4,151

	09/30/2011 ThU.S.$	09/30/2010 ThU.S.$
Income	45,625	83,693
Expenses	(1,614)	(21,252)
Net Gain (loss)	44,011	62,441

Significant subsidiary Country of incorporation Functional currency Percentage of participation	Forestal Arauco S.A. Chile U.S. Dollar 99.9248%
	09/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,442	319,431
Non-current	2,938,511	327
Total	2,947,953	319,758

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current	9,311	313,024
Non-current	2,917,877	337
Total	2,927,188	313,361

	09/30/2011 ThU.S.$	09/30/2010 ThU.S.$
Income	31,245	29,959
Expenses	(15,153)	(22,424)
Net Gain (loss)	16,092	7,535

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

On March 29, 2011 Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal 1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood.

On February 2, March 12, May 10 and July 9, 2010 capital contributions in an amount equal to ThU.S.$2,000 each, were made to the associated company Inversiones Puerto Coronel S.A. These contributions of capital do not modify the percentage of participation in this associate.

The information operations have no effect on the consolidated financial statements.

The following table shows information on Investments in Associates as of September 30, 2011 and December 31, 2010, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809%
	09/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 42,188	ThU.S.$ 44,077

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%
	09/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 31,395	ThU.S.$ 31,453

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	09/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 1,222	ThU.S.$ 1,349

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	09/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 35,586	ThU.S.$ 38,694

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	09/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 66	ThU.S.$ 62

Name of Associate	Consorcio Tecnológico Bioenercel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	To develop technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Percentage Share in Associate %	20%
	09/30/2011	12/31/2010
Investment in Associate	ThU.S.$ 202	—

Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%
	09/30/2011	12/31/2010
Investment in Associate	(ThU.S.$ 1,752)	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summarized financial Information of Associates

	09/30/2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	171,422	82,710
Non-current assets	558,000	224,241
Equity	—	422,471
Total Associates (*)	729,422	729,422

	12/31/2010
	Assets ThU.S.$	Liabilities ThU.S.$
Current assets	108,108	38,565
Non-current assets	390,685	10,523
Equity		449,705
Total Associates (*)	498,793	498,793

	09/30/2011 ThU.S. $	09/30/2010 ThU.S.$
Ordinary income	220,286	239,846
Ordinary expenses	(212,675)	(232,113)
Net income (loss) (*)	7,611	7,733

(*)	Includes Investments in associates that do not qualify as Joint Ventures.

Movement in Investment in Associates and Joint Ventures

	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	498,204	476,101
Investment Changes in Associate Companies
Investment in Associates and joint ventures, Additions	121,660	62,559
Negative goodwill immediately recognized	—	1,113
Equity in income (Loss) investments in associates	(1,018)	1,906
Equity in income (Loss) joint ventures	(5,497)	(9,599)
Dividends Received, Investments in Associates	(1,718)	(5,737)
Increase (Decrease) in foreign exchange translation of investment in associates	(4,914)	1,045
Other Increase (Decrease) in investment in associates	(380)	(29,184)

Changes in Associate Company Investments, Total	108,133	22,103

Investments in Associates accounted for using the equity method, closing balance	606,337	498,204

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES

These investments are presented in the Consolidated Balance Sheet together with investments in associates and measured by using the equity method.

If a Joint Venture associate incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate, then it must recognize a liability by reducing the value of the investment to zero until the associate generates income that would reverse the negative equity previously generated due to the losses.

Realized Investments

In August and September of 2011, the Dutch subsidiary Arauco Holanda Cooperatief U.A. made contributions of ThU.S.$ 82,186 to the associated Celulosa y Energía Punta Pereira S.A. (Uruguay), obtaining a 32.65 % of participation rate. Result of this contribution, Inversiones Arauco Internacional Ltda. decreased its participation to a 17.35%, remaining Arauco Group with 50 % control of the Joint Venture.

This operation have no effect on the consolidated financial statements.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land (of which 73,000 hectares are forestry plantations and 6,000 hectares are under agreements with third parties); one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets are added to the land and plantations that Stora Enso and Arauco control through a joint venture in Uruguay, which currently maintains forestry equity of approximately 256,000 hectares of land, of which 140,000 hectares are planted.

At a later date, as mentioned in above paragraphs, during 2010, Arauco made contributions to companys in Uruguay amounted to ThU.S.$ 39,559. In 2011, Arauco made capital contributions to these companies of a total of ThU.S.$ 120,679 (ThU.S.$ 82,186 by the subsidiary Arauco Holanda Coopetief U.A. and ThU.S.$ 38,493 by the subsidiary Inversiones Arauco Internacional Ltda.). These contributions of capital do not modify the total percentage of participation in this joint ventures.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between and

Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summary Financial Information of significant investments in Joint Ventures

Forestal Cono Sur S.A.(consolidado)	09-30-2011		12-31-2010
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,860	19,061	13,735	4,792
Non-Current	287,197	13,325	274,224	13,060
Equity	—	261,671	—	270,107
Total Joint Venture	294,057	294,057	287,959	287,959

Investment	130,835		135,054

	09-30-2011		09-30-2010
	ThU.S.$		ThU.S.$
Income	1,698		1,958
Expenses	(10,134)		(6,180)
Joint Venture Net Income (Loss)	(8,436)		(4,222)

Eufores S.A.(consolidated)	09-30-2011		12-31-2010
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	36,821	90,374	26,252	31,120
Non-Current	487,194	26,923	415,532	23,358
Equity	—	406,718	—	387,306
Total Joint Venture	524,015	524,015	441,784	441,784

Investment	203,276		193,653

	09-30-2011		09-30-2010
	ThU.S.$		ThU.S.$
Income	21,890		27,499
Expenses	(33,478)		(31,432)
Joint Venture Net Income (Loss)	(11,588)		(3,933)

Eka Chile S.A.	09-30-2011		12-31-2010
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	30,160	10,796	19,546	6,582
Non-Current	30,659	3,819	31,524	3,768
Equity	—	46,204	—	40,720
Total Joint Venture	60,819	60,819	51,070	51,070

Investment	23,102		20,360

	09-30-2011		09-30-2010
	ThU.S.$		ThU.S.$
Income	58,504		32,757
Expenses	(53,020)		(32,785)
Joint Venture Net Income (Loss)	5,484		(28)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

The recoverable amount of tangible assets is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

At the end of this accounting period, we had the following information:

Effect from economic crisis

The decrease in demand for sawn timber products due primarily to the credit crisis and the continued downturn in the real estate market in the United States have led Arauco to decide to permanently close during the fiscal year 2009 and 2008, and during first months of 2010 Arauco had stopped activities of the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coronel, Coelemu, Horcones II, and the remanufacturing plant Lomas Coloradas. All closed facilities are located in Chile.

During May 2010, Horcones II plant restarted operations and in June 2010 the Plant of Coronel was sold. By the continuing investment in equipments and technologies and more intensive use of our facilities, an important part of the production capacity of the plants have been supplied, and determined that the closure of Araucana, Escuadron, Aserradero Lomas Coloradas, Coelemu sawmills and Lomas Coloradas remanufacturing plant is considered as permanent. As of the closing date of these Consolidated Financial Statements, the assets associated with these plants located in Chile are classified as Assets held for sale, as mentioned in Note 22.

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$ 2,000 as impairment provision related to machinery and installations and no decision about their destination has been made.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effect from the earthquake

Immediately after the earthquake that impacted the southern central region of Chile on February 27, 2010, an area in which the Company maintains its industrial operations, all of our production units applied their contingency plans. This involved shutting down operations and evaluating the damage caused to each facility by the earthquake.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Mutrún sawmill located in Constitución was destroyed by floodwaters. This facility represented a 6% of the Arauco’ saw timber production capacity in Chile.

Arauco’s industrial facilities, 34 in Chile, have resumed their activities in the shortest time possible. As of the date of this Financial Statement, all of its facilities are operating including line II of the Arauco Pulp Mill from February, 2011.

The suspension of the Company’s operations in Chile resulted in a decrease in sales volumes and adverse effects on the result of the Company.

Insurances

Damages caused by the earthquake are adequately covered by the following insurance policies:

•	All risk of physical assets and income (loss)

•	All transport risk and all inventory losses

•	Residential Fire

•	All construction risk

Financial Statement as of September 30, 2011 includes:

U.S.$ 89 million registered under Trade and Other Receivables for future compensations, associated with physical damages (U.S.$ 64 million) and operational costs (U.S.$ 25 million).

These Consolidated Financial Statements include a payment compensation received in 2010 amounting to U.S.$ 285 million, basically associated with physical damages (U.S.$ 105 million) and operational costs and losses caused by downtime (U.S.$ 180 million).

Related expenses to the damage produced by the earthquake were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the earthquake, are recognized only when payment is virtually certain.

Cash-Generating Unit with Impaired Assets

Information on Impaired Assets as of September, 2011 and December 31, 2010 amounted to ThU.S.$ 2,000 by closing of Bossseti sawmill located in Argentina, as indicated in the previous paragraph.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the earthquake and tsunami as of September 30, 2011 and December 31, 2010:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence
	09/30/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S.$ 2,516	ThU.S.$ 2,682

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami
	09/30/2011	12/31/2010
Information relevant to the sum of all impairment	ThU.S.$ 69,722	ThU.S.$ 144,207

At the date of these financial statements has reversed a portion of the associated impairment provision of physical damage of property, plant and equipment product of earthquake and tsunami. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, the majority expected to be completed at the end of this year.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of September 30, 2011 this goodwill amounted to ThU.S.$ 56,916 (ThU.S.$63,374 at December 31, 2010). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil, therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio procedure against the Company’ Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years, which includes the principal amount owed, interest and fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$1,400 at September 30, 2011).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for precautionary measures.

On May 13, 2010 the Federal Appeal Court decided to accept the precautionary ruling requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This precautionary ruling was granted by the Federal Appeal Court subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. After some precisions made by APSA on the abovementioned policy, on June 2, 2010, the Federal Appeal Court accepted this surety filed by APSA and ordered to notify the precautionary ruling granted to the AFIP. On June 4, 2010 the AFIP was notified on this precautionary ruling, which is final since June 22, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$2,485 at September 30, 2011) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$389 at September 30, 2011), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was fileds before the Court. On July, 14, 2011 the AFIP answered the petition of this brief. On October 7, 2011 a brief was presented stating the interest of solving the cause. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible.Currently, expert reports has already been submitted, most of which were against the Companys position.

On September 5th, 2011, the observations to the expert reports were submitted. Currently, an appeal for reversal –submitted by the State Defense Council- is currently pending, in relation to the ruling which acknowledged the attachment of the documents submitted by the Company.

3. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as jointly responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as jointly responsible, and also against Arauco directly.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway. On March 23, 2011, Echeverría Izquierdo Montajes Industriales S.A. terminated all proceedings through out-of-court settlements with the plaintiffs, without acknowledging its liability. As a result, it waived all of its rights against the former as well as the other defendants, Leonel Espinosa Canales and Celulosa Arauco y Constitución S.A. On March 24, 2011, the settlement was submitted to the court for their approval. On April 27, 2011 the court approved the settlement.

Based on these same events, on November 10, 2009, the Company was notified of a labor complaint, pursuant to a general application procedure initiated by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as jointly responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. This case has been terminated through the abovementioned settlement. To date the withdrawal es approved and the cause is filed and closed.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, the processing of this case, was resumed, and a hearing was set for conciliation and testing on January 25, 2011. The hearing was not held on the mentioned date. The court was on setting new date and time. This is the only case that continues pending.

4. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. Regarding Licancel plant, on June 22, 2011 the Company was notified by rogatory letter of a action seeking damages for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on June 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability.

6. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Court.

7. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the case pending.

8. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

9. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A.subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling joint and severally condemns the Company to pay various compensations –including social security payments - that are calculated until the day of the dismissal. On January 10, 2011, the Company entered a clarification remedy and appeal requesting the complete revoking of the ruling. The clarification remedy was rejected. The cause is under appealing. Pending

10. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

11. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators have an effect over Aserradores Arauco S.A.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

12. On December 12th, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12.825-2010, labeled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. Currently, proceedings are at the submittal of evidence stage, awaiting that the expert appointed by the Court submits his/her report. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”, measure which was contested by the Company. On July 29th, 2011, the Court decided to maintain the aforementioned cautionary injunctive measure.

12. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency with respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

At September 30, 2011 and the date of issue of these financial statements there are no changes to the legal situation of the matters mentioned in the preceding paragraphs and included in the financial statements at December 31, 2010, so that no additional provisions registered at that date.

Provisions as of September 30, 2011 and December 31, 2010 are as follow:

Classes of Provisions	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Provisions, Current	8,068	5,842
Legal claims provision	8,068	5,842
Provisions, non-Current	8,783	7,609
Legal claims provision	7,031	7,609
Other provision	1,752	—

Total Provisions	16,851	13,451

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	09/30/2011
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	3,243	—	3,243
Used provisions	(374)	—	(374)
Increase (decrease) in foreign currency exchange	(1,220)	—	(1,220)
Other Increases (Decreases)	(1)	1,752	1,751
Total Changes	1,648	1,752	3,400
Closing balance	15,099	1,752	16,851

	12/31/2010
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	14,582	50	14,632
Changes in provisions
Increase in existing provisions	5,024	—	5,024
Used provisions	(6,849)	(50)	(6,899)
Increase (decrease) in foreign currency exchange	665	—	665
Other Increases (Decreases)	29	—	29
Total Changes	(1,131)	(50)	(1,181)
Closing balance	13,451	—	13,451

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Arauco holds the following main intangible assets:

Computer software

Rights

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization Method for Computer Software

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Disclosure of Identifiable Intangible Assets

Classes of Intangible Assets, Net	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Intangible assets, net	17,474	11,127
Computer software	9,203	4,054
Water rigths	5,811	5,777
Other identifiable intangible assets	2,460	1,296
Classes of identifiable intangible Assets, gross	37,846	26,694
Computer software	29,575	19,601
Water rigths	5,811	5,777
Other identifiable intangible assets	2,460	1,316
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(20,372)	(15,567)
Accumulated amortization and impairment, intangible assets	(20,372)	(15,567)
Computer software	(20,372)	(15,547)
Other identifiable intangible assets	—	(20)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation between opening and closing book values

	09/30/2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,249	22	1,184	7,455
Amortization	(1,192)	—	—	(1,192)
Increase (decrease) in foreign currency conversion	92	12	-20	84
Changes Total	5,149	34	1,164	6,347
Closing Balance	9,203	5,811	2,460	17,474

	12/31/2010
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,381	5,730	1,043	11,154
Changes
Additions	1,282	47	265	1,594
Amortization	(1,615)	—	—	(1,615)
Increase (decrease) in foreign currency conversion	6	—	(12)	(6)
Changes Total	(327)	47	253	(27)
Closing Balance	4,054	5,777	1,296	11,127

		Minimun life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

NOTE 20. BIOLOGICAL ASSETS

Arauco’s biological assets are its forestry plantations of mainly radiata and taeda pine and a lesser degree of eucalyptus. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 933 thousand hectares are used for forestry planting, 383 thousand hectares are native forest, 151 thousand hectares are used for other purposes and 73 thousand hectares will be planted.

As of September 30, 2011 the logs production volume totaled 13.9 million cubic meters (12.3 million cubic meters as of September 30, 2010).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forest equity is projected assuming that total volume does not decrease and a minimum demand equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, as of September 30, 2011 amounted to ThU.S.$172,538 (ThU.S.$146,692 as of September 30, 2010). Additionally, cost of sales include a higher cost of ThU.S.$188,025 as of September 30, 2011 (ThU.S.$141,331 as of September 30, 2010) resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following chart show changes in the balance of biological assets considering varariations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(121,535)
	-0.5	128,435
Margins	10	403,920
	-10	(403,920)

Differences in the valuation of biological assets in the discount rate and the margins are recorded in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested and sold within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of September 30, 2011, Arauco’s investment in Uruguay represented a total of 130 thousand hectares, of which 72 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 45 thousand hectares for other uses, and 6 thousand hectares for planting.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of September 30, 2011, the fair value of these forests reached ThU.S.$ 14,713 (ThU.S.$ 30,222 as of December 31, 2010).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

No significant grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Current	258,079	344,096
Non-current	3,498,735	3,446,862
Total	3,756,814	3,790,958

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Biological Assets Movement

Movement	09/30/2011 ThU.S.$
Opening Balance 01/01/2011	3,790,958
Changes in Biological Assets
Additions	118,398
Decreases due to Sales	(1,242)
Decreases due to Harvest	(259,005)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	172,538
Increases (decreases) in Foreign Currency Translation	-60,039
Other Increases (decreases)	(4,794)
Total Changes	-34,144
Closing Balance 09/30/2011	3,756,814

Movement	12/31/2010 ThU.S.$
Opening Balance 01/01/2010	3,757,528
Changes in Biological Assets
Additions	112,320
Decreases due to Sales	(2,832)
Decreases due to Harvest	(302,808)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	221,501
Increases (decreases) in Foreign Currency Translation	21,501
Other Increases (decreases)	(16,252)
Total Changes	33,430
Closing Balance 12/31/2010	3,790,958

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of September 30, 2011 and December 31, 2010, Arauco made the following disbursements related to its main environmental projects:

Company	09/30/2011 Name of Project	Disbursements undertaken 2011				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	256	Asset	Property, plant and equipment	6	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	857	Asset	Property, plant and equipment	4,683	2012
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	163	Asset	Property, plant and equipment	222	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,890	Asset	Property, plant and equipment	3,982	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	—	Asset	Property, plant and equipment	1,352	2012
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,168	Asset	Property, plant and equipment	2,837	2011
Alto Paraná S.A.	Construction of Outlets	In process	39	Asset	Property, plant and equipment	774	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2011
Paneles Arauco S.A.	Environmental improvement studies	In process	69	Asset	Property, plant and equipment	712	2011
Paneles Arauco S.A.	Environmental improvement studies	In process	1,014	Expense	Administration expenses	1,190	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	393	Asset	Property, plant and equipment	338	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,898	Asset	Operating cost	573	2011
Paneles Arauco S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	255	Expense	Administration expenses	85	2011
Forestal Celco S.A	Environmental improvement studies	In process	110	Asset	Property, plant and equipment	743	2012
Forestal Celco S.A	Environmental improvement studies	In process	239	Expense	Administration expenses	117	2011
Forestal Valdivia S.A.	Environmental improvement studies	In process	171	Expense	Administration expenses	194	2011

	Total		16,575			26,658

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2010 Name of Project	Disbursements undertaken 2010				Committed Disbursements
		State of Project	Amount ThU.S$	Asset Expense	Asset/expense destination item	Amount ThU.S$	Estimated date
Celulosa Arauco y Constitución S.A.	Construction of Outlets	Finished	3,915	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	1,752	Asset	Property, plant and equipment	158	2011
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	19,142	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	Finished	1,096	Expense	Operating cost	0	0
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	5,410	Asset	Property, plant and equipment	251	2011
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	370	Expense	Operating cost	28	2011
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	1,125	Asset	Property, plant and equipment	0	0
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	Finished	394	Expense	Operating cost	0	0
Alto Paraná S.A.	Construction of Outlets	In process	705	Asset	Property, plant and equipment	813	2011
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	726	Asset	Property, plant and equipment	3,486	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	467	Expense	Administration expenses	500	2011
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,696	Expense	Operating cost	2,264	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	3,329	Asset	Property, plant and equipment	0	0
Paneles Arauco S.A	Environmental improvement studies	In process	898	Expense	Administration expenses	2,080	2011
Paneles Arauco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	702	Asset	Property, plant and equipment	22	2011
Forestal Celco S.A	Environmental improvement studies	In process	853	Asset	Property, plant and equipment	853	2012
Forestal Celco S.A	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Finished	586	Asset	Property, plant and equipment	0	0
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,820	Asset	Property, plant and equipment	2,285	2011

		Total	44,986			12,740

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products due primarily to the reasons described in Note 17, have led Arauco’s Management to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Lomas Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, which has begun efforts to sell the assets involved.

Information on the main types of non-current assets held for sale:

	09/30/2011 ThU.S.$	12/31/2010 ThU.S.$
Land	5,003	5,003
Buildings	5,877	5,877
Property, plant and equipment	3,228	3,228

Total	14,108	14,108

As of September 30, 2011 has not been recognized in the item Other Operating Expenses related to impairment of these assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of September 30, 2011 and December 31, 2010. An informative estimate of fair value is shown for instruments valued at amortized cost.

	September 2011		December 2010
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets
Fair value with change in Income and Loss (Negotiation) (1)		216,532		270,720
Interest Rate Swaps		—		2,909
Forward		—		—
Mutual funds (2)		216,532		267,811
Loans and Accounts Receivables	985,069	985,069	1,562,277	1,562,277
Cash and cash equivalents	160,933	160,933	776,023	776,023
Cash	55,764	55,764	69,955	69,955
Fixed Term Deposits	105,169	105,169	705,694	705,694
Agreements		—	374	374
Accounts Receivables (net)	824,136	824,136	786,254	786,254
Trades and Notes Receivables	611,167	611,167	609,730	609,730
Leases	6,678	6,678	9,916	9,916
Other Debtors	206,291	206,291	166,608	166,608
Hedging
Swaps foreign exchange		—		53,407
Financial Liabilities, Total	3,465,935	3,654,017	3,826,284	3,983,667
Liabilities
Financial Liabilities at amortized cost	3,454,598	3,642,680	3,811,751	3,969,134
Bonds issued in Dollars	1,973,821	2,141,561	2,374,258	2,527,933
Bonds issued in UF (4)	624,377	646,496	677,362	694,968
Bank Loans in Dollars	434,648	434,012	375,309	364,751
Bank Loans in other currencies	19,867	18,726	22,247	18,907
Financial Leasing	113	113	393	393
Trades and other Payables	401,772	401,772	362,182	362,182
Financial liabilities with change in Income and Loss(3)		4,659		14,533
Hedging		6,678		—

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt of financial debt as of September 30, 2011 and December 31, 2010:

	September 2011 ThU.S.$	December 2010 ThU.S.$
Obligations with banks and financial institutions long term - short term portion	84,545	63,344
Bonds – short term portion	35,034	436,980
Total	119,579	500,324

The following table shows Arauco’ net debt to equity ratio level as of September 30, 2011 and December 31, 2010:

	September 2011 ThU.S.$	December 2010 ThU.S.$
Financial debt, current	271,907	540,140
Financial debt, non-current	2,780,919	2,909,429
Total	3,052,826	3,449,569
Cash and cash equivalent	(377,465)	(1,043,834)
Net financial debt	2,675,361	2,405,735
Non-controlling participation	95,162	108,381
Net equity attributable to parent company	6,856,692	6,732,194
Total consolidated equity	6,951,854	6,840,575

Total net debt to equity ratio	0.38	0.35

The following chart shows others Financial Liabilities, current and non current, and Trade and other current payables as of September 30, 2011 and December 31, 2010

	Total
September 2011	Current ThU.S.$	Non Current ThU.S.$	Total
UF	6,596	617,781	624,377
U.S. Dollars	28,438	1,945,383	1,973,821
Bonds obligations, Total	35,034	2,563,164
U.S. Dollars	223,388	211,260	434,648
Others currencies	13,373	6,494	19,867
Loans with banks, Total	236,761	217,754

Financial Leasing, Total	113	—	113
Swaps and Forward, Total	4,659	6,678	11,337
Other Financial Liabilities Current and Non Current, Total	276,567	2,787,596	3,064,163
Trades and Other Payables, Total	401,772	—	401,772
Financial Liabilities, Total	678,339	2,787,596	3,465,935

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	Total
December, 2010	Current ThU.S.$	Non Current ThU.S.$	Total
UF	5,659	671,703	677,362
U.S. Dollars	431,321	1,942,937	2,374,258
Bonds obligations, Total	436,980	2,614,640
U.S. Dollars	90,335	284,974	375,309
Others currencies	12,481	9,766	22,247
Loans with banks, Total	102,816	294,740
Financial Leasing, Total	344	49	393
Swaps and Forward, Total	14,533	—	14,533

Other Financial Liabilities Current and Non Current, Total	554,673	2,909,429	3,464,102

Trades and Other Payables, Total	362,182	—	362,182

Financial Liabilities, Total	916,855	2,909,429	3,826,284

Fair Value Financial Assets with Changes in Income and Loss (Trading)

Fair value financial assets with changes in income and loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	September 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation
Fair value with changes in income and loss (Negotiation)	216,532	270,720	-20%
Interest Rate Swap	—	2,909	-100%
Mutual Funds	216,532	267,811	-19%

Swaps: At the closing balance sheet date, financial assets classified in this category are not considered hedging instruments. These instruments comply with the management strategy to cover liquidity risk for Arauco operations. At closing date Arauco had not this type of instruments recorded as assets.

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has decreased its position in this type of instrument by 19% as compared with December 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	September 2011 ThU.S.$	December 2010 ThU.S.$
Loans and Receivables	985,069	1,562,277
Cash and Cash Equivalents	160,933	776,023
Cash	55,764	69,955
Fixed Term Deposits	105,169	705,694
Pacts	—	374
Receivables (Net)	824,136	786,254
Trades and Other Notes receivable	617,845	619,646
Other Debtors	206,291	166,608

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table show cash and cash equivalents classified by currency of origin as of September 30, 2011 and December 31, 2010:

	September 2011 ThU.S.$	December 2010 ThU.S.$
Cash and Cash Equivalents	377,465	1,043,834
US Dollar	208,727	513,292
Euro	67.287	73,573
Other currencies	52,398	48,511
$ no adjustable	49.053	408,458

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize the short-term value of cash surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

Trades and account receivables, current and non-current by currencies as of September 30, 2011 and December 31, 2010 as follow:

	09/30/2011 2011 ThU.S.$	12/31/2011 2010 ThU.S.$
Trades and account receivables, current	815,900	774,289
US Dollar	556,148	528,657
Euro	32,655	31,651
Other currencies	145,275	93,075
$ no adjustable	77,492	115,338
U.F.	4,330	5,568
Trades and account receivables, non-current	8,236	11,965
US Dollar	893	4,389
Other currencies	102	205
$ no adjustable	2,099	4,589
U.F.	5,142	2,782

The following table summarizes Arauco’s financial assets at closing balance:

	September 2011 ThU.S.$	December 2010 ThU.S.$
Financial Assets	1,201,601	1,832,997
Fair Value with changes in Income	216,532	270,720
Loans and Receivables	985,065	1,562,277

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	Currency	September 2011	December 2010	September 2011	December 2010
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		3,454,598	3,811,751	4,014,615	3,969,134
Bonds Issued	U.S. Dollar	1,973,819	2,374,258	2,532,333	2,527,933
Bonds Issued	U.F.	624,379	677,362	709,525	694,968
Bank Loans	U.S. Dollar	434,245	375,309	347,126	364,751
Bank Loans	Other currencies	20,270	22,247	23,659	18,907
Financial Leasing	U.F.	113	393	200	393
Trades and Other Payables	U.S. Dollar	85,887	296,697	85,887	296,697
Trades and Other Payables	Euro	4,954	3,220	4,954	3,220
Trades and Other Payables	Other currencies	99,740	25,368	99,740	25,368
Trades and Other Payables	$ no adjustable	208,984	35,319	208,984	35,319
Trades and Other Payables	U.F.	2,207	1,578	2,207	1,578

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of September 30, 2011 and December 31, 2010 is as follows:

	September 2011
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	271,908	2,780,919	3,052,826
Trades and Other Payables	401,772	—	401,772
Total Financial Liabilities	673,680	2,780,919	3,454,598

	December 2010
	Current ThU.S.$	Non-current ThU.S.$	Total ThU.S.$
Loans that accrue interest	540,140	2,909,429	3,449,569
Trades and Other Payables	362,182	—	362,182
Total Financial Liabilities	902,322	2,909,429	3,811,751

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a rate swap and forward exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 39%, due to a rate decrease experienced by the economy in the last period. The decline of 100% in forward exchange rate compared to December 2010, is caused by the expiration of these to date of closing of these staments. Together these two instruments generated a percentage decline of 68% as of September 2011, in financial liabilities at fair value through changes in outcome compared to December 2010.

	September 2011 ThU.S.$	December 2010 ThU.S.$	Period Variation
Fair value Financial Liabilities with changes in income and loss	4,659	14,533	-68%
Swap	4,659	7,642	-39%
Forward	—	6,891	-100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Financial Liabilities	September 2011 ThU.S.$	December 2010 ThU.S.$
Total Financial Liabilities	3,465,935	3,826,284
Financial Liabilities at fair value with changes in income (negotiation)	4,659	14,533
Hedging Liabilities	6,678	—
Financial Liabilities Measured at Amortized Cost	3,454,598	3,811,751

Effect on Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	January - September		July - September
	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Opening balance	(14,079)	(4,820)	—	—
Fair value variation	(60,084)	3,589	(66,965)	22,197
Covered bond exchange difference	43,859	(27,057)	54,828	(43,514)
Higher financial expense to incomes	5,300	3,746	2,113	1,294
Swaps liquidations	(5,898)	(3,396)	(2,616)	(1,199)
Tax	1,562	3,930	519	3,608
Closing balance	(29,340)	(24,008)	(12,121)	(17,614)

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
	Financial Instrument	30-09-11 ThU.S.$	30-09-10 ThU.S.$	30-09-11 ThU.S.$	30-09-10 ThU.S.$
Assets
At fair value with changes in income	Swap	4,377	1,585
	Forward	1,605	(17,715)
	Mutual Funds	1,072	1,657
	Total	7,054	(14,473)	—	—
Loans and Receivables	Fix terms deposits	11,756	4,318
	Repurchased agreements	196	15
	Trades and Other receivables	0	0	(3,304)	1,696
	Total	11,952	4,333	(3,304)	1,696
Hedges Instruments	Cash flow swap	(5,300)	(3,396)
	Total	(5,300)	(3,396)
Liabilities
At amortized cost	Bank loans	(6,852)	(8,947)
	Bond issued obligations	(128,338)	(121,457)
	Total	(135,190)	(130,404)	—	—

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated September 30, 2011, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value September 2011 ThU.S.$	Measurement Methodology
		Level I ThU.S.$	Level II ThU.S.$	Level III ThU.S.$
Financial Assets at fair value
Swap (asset)	—	—	—	—
Forward	—	—	—	—
Mutual Funds	216,532	216,532	—	—
Financial Liabilities at fair value
Swap (liabilities)	4,659	—	4,659	—
Forward (liabilities)	—	—	—	—

Hedging Instruments

Hedging instruments registered as of September 30, 2011 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$ 6,678 which is presented in the Consolidated Balance Sheet in Other financial assets, non-current. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$ 35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

4.99%. The market value amounts to ThU.S.$ 3,686 as of September 30, 2011. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$ 4,191 as of September 30, 2011. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 1,459 as of September, 2011. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 2,020 as of September 30, 2011. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 2,006 as of September 30, 2011. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 2,433 as of September 30, 2011. This contract expires on October 30, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$ 1,725 as of September 30, 2011. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made five cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$ 4,902 as of September 30, 2011. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$ 4,902 as of September 30, 2011. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$ 5,079 as of September 30, 2011. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$ 4,805 as of September 30, 2011. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$ 4,510 as of September 30, 2011. This contract expires on September 1, 2020.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are recorded at fair value.

Swaps: They are valued using the discounted cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

Loans and Receivables

Their value is recorded at amortized cost using the effective interest rate method, discounting the provision for bad debt.

Repurchased Agreements: These are measured at initial investment cost of paper sold plus interest accrued at the closing date of each period.

Hedging

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are measured at amortized cost using the effective interest rate method.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are measured using the discounted cash flow method at a rate consistent with the operation risk, using the information given by each bank as a counterpart.

Forward: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 170.40 million in September 2011. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the first three quarters of 2011, Arauco’s consolidated sales amounted to ThU.S.$ 3,338,517 that according to the agreed term of sales, 60.08 % correspond to credit sales, 29.18% to sales with letters of credit, and 10.74 % to other classes of sales.

As of September 30, 2011, Arauco’s Sales Debtors amounted to ThU.S.$ 610,587 that according to the agreed term of sales, 67.70% corresponded to credit sales, 24.15% to sales with letters of credit and 8.15% to other classes of sales, distributed among 2,065 The client with the highest open account debt did not exceed 2.82% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 99.75%, therefore, Arauco’s exposure portfolio is 0.25%.

Secured Debt-Open Account
	ThU.S.$	%
Total Open Account receivables	413,327	100.00
Secured debt (*)	412,276	99.75
Uncovered debt	1,051	0.25

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

	September 2011 ThU.S.$	December 2010 ThU.S.$
Current Receivables
Trades and Notes Receivable	610,587	609,189
Financial lease debtors	3,385	4,317
Other Debtors	201,928	160,783
Net Subtotal	815,900	774,289
Trades and Notes Receivable	630,019	622,773
Financial lease debtors	3,385	4,317
Other Debtors	207,133	168,532
Gross Subtotal	840,537	795,622
Estimated Trades and Uncollectable Notes - Bad Debt	19,432	13,584
Estimated Financial leases	—	—
Estimated Miscellaneous - Bad Debt	5,205	7,749
Subtotal Bad Debt	24,637	21,333
Non Current Receivables
Trades and Notes Receivable	580	541
Financial lease debtors	3,293	5,599
Other Debtors	4,363	5,825
Net Subtotal	8,236	11,965
Trades and Notes Receivable	580	541
Financial lease debtors	3,293	5,599
Other Debtors	4,363	5,825
Gross Subtotal	8,236	11,965
Estimated Trades and Uncollectable Notes - Bad Debt	—	—
Estimated Financial leases	—	—
Estimated Miscellaneous - Bad Debt	—	—
Subtotal Bad Debt	—	—

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Of the total accounts receivable as of September 30, 2011, 90.54% is current, 6.59% is between 1 and 15 days past due, 0.10% is between 16 and 30 days past due, 0.23% is between 31 and 60 days past due, 1% is between 61 and 90 days past due, 0.45 % is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

The following table shows the percentages in Sales debtors net, as of September 30, 2011:

Accounts receivables
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	552,800	40,265	617	1,434	6,125	2,775	6,571	610,587
%	90.54	6.59	0.10	0.23	1	0.45	1.09	100%

Arauco has recognized impairment over the last five years in the amount of U.S.$14.89 which represents 0.09% of total sales during this period.

Sales debtor impairment as a

percentage of total sales

	2011	2010	2009	2008	2007	Last 5 years
Sales Debtors Impairment	0.19%	0.01%	0.03%	0.16%	0.03%	0.09%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first three quarters of 2011 amount to U.S.$ 232.25 million which represents 21.28% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

September 30, 2011 (1):

				Maturity					Total
Tax ID	Name	Currency	Name - country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
—	Arauco Do Brazil S.A.	Real	Banco Alfa -Brazil	129	—	—	244	—	129	244	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brazil S.A.	Real	Banco Alfa - Brazil	144	—	—	179	—	144	179	Monthly	TJLP + 1,2%	TJLP + 1,2%
				—	—	48,017	170,636	—	48,017	170,636	(i) semiannual; (k) semiannually from 2011
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Banco BBVA -Estados Unidos									Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Industrias Forestales S.A.	U.S Dollar	Banco BBVA - Argentina	—	10,037	—	—	—	10,037	—	Maturity	0.95%	0.95%
—	Arauco do Brazil S.A.	U.S Dollar	Banco HSBC- Brazil	53	—	—	172	—	53	172	Maturity	5.50%	5.50%
—	Arauco do Brazil S.A.		Banco Bradesco	41	126	—	534	—	167	534	Maturity	5.50%	5.50%
—	Arauco do Brazil S.A.	Real	Banco do Brazil - Brazil	4,820	—	—	—	—	4,820	—	Maturity	6.75%	6.75%
—	Arauco Forest Brazil S.A.	Real	Banco Votorantim - Brazil	73	—	—	733	3,598	73	4,331	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brazil S.A.	Real	Banco Votorantim - Brazil	191	—	—	875	—	191	875	Maturity	TJLP + 1,10%	TJLP + 1,10%
—	Arauco Do Brazil S.A.	Real	Banco Votorantim - Brazil	4,514	—	—	—	—	4,514	—	Monthly	11.25%	11.25%
—	Arauco Forest Brazil S.A.	U.S Dollar	Banco Votorantim - Brazil	6	—	—	109	365	6	474	Maturity	3.30%	3.30%
—	Arauco do Brazil S.A.	Real	Banco Itau -Brazil	68	—	—	193	—	68	193	Monthly	4.50%	4.50%
—	Arauco do Brazil S.A.	Real	Banco Itau -Brazil	37	—	—	129	—	37	129	Maturity	5.50%	5.50%
—	Arauco do Brazil S.A.	Real	Banco Itau -Brazil	—	5	36	199	—	41	199	Maturity	8.70%	8.70%
—	Arauco Forest Brazil S.A.	Real	Banco Itau -Brazil	284	—	—	850	—	284	850	Maturity	4.50%	4.50%
—	Arauco Forest Brazil S.A.	Real	Banco Santander-Brazil	—	—	2,779	—	—	2,779	—	Maturity	6.75%	6.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Banco Estado-Chile	50,002	—	—	—	—	50,002	—	Maturity	0.37%	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Scotiabank- Chile	—	20,005	—	—	—	20,005	—	Maturity	0.37%	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Banco Estado-Chile	50,017	—	—	—	—	50,017	—	Maturity	0.25%	0.25%
—	Industrias Forestales S.A.	U.S Dollar	Banco Galicia- Argentina	—	5,021	—	—	—	5,021	—	Maturity	1.10%	1.10%
	Industrias Forestales S.A.	U.S Dollar -	Citibank-Argentina	—	5,020	—	—	—	5,020	—	Maturity	1.00%	1.00%
—	Arauco do Brazil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brazil	73	—	—	281	—	73	281	Monthly	0%	0%
76.721.630-0	Forestal Rio Grande S.A.	U.S Dollar	J.P.Morgan - United States	9,550	—	25,713	43,098	—	35,263	43,098	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%

			Total	120,002	40,214	76,545	218,232	3,963	236,761	222,195

				maturity					Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	696	—	—	43,615	—	696	43,615	(i) semiannual; (k) maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	5,176	—	—	49,683	384,252	5,176	433,935	(i) semiannual; (k) maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	—	157	86,567	—	157	86,567	(i) semiannual; (k) maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	—	567	38,085	248,826	567	286,911	(i) semiannual; (k) maturity	3.23%	3.22%
—	Alto Paraná S.A.	U.S Dollar	Bono 144 A - Argentina	—	—	5,307	68,850	284,266	5,307	353,116	(i) semiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Yankee Bonds 2019	—	—	6,142	145,000	602,713	6,142	747,713	(i) semiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Yankee Bonds 2a Emisión	—	—	391	37,500	133,510	391	171,010	(i) semiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Yankee Bonds 4a Emisión	—	—	—	—	—	—	—	(i) semiannual; (k) maturity	7.77%	7.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Yankee Bonds 5a Emisión	—	—	3,459	314,507	—	3,459	314,507	(i) semiannual; (k) maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Yankee Bonds 6a Emisión	9,250	—	—	430,293	—	9,250	430,293	(i) semiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S Dollar	Yankee 2021	—	—	3,889	80,000	483,242	3,889	563,242	(i) semiannual; (k) maturity	5.02%	5.00%

			Total	15,122	—	19,912	1,294,100	2,136,809	35,034	3,430,909

				Vencimientos					Total
Tax ID	Name Deudor	Moneda	Name - country	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortization	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	23	45	45	—	—	113	—	Monthly	4.50%	4.50%

			Total	23	45	45	—	—	113	—

(!) Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2010 (1):

Tax ID	Name	Currency	Name-country Loans with banks	Maturity ThU.S.$					Total ThU.S.$
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current	Type of amortization	Effective Rate %	Normal Rate
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	144	0	0	406	0	144	406	Monthly	TJLP+1.2%	TJLP+1.2%
—	Arauco do Brasil S.A.	Real	Banco Alfa-Brazil	161	0	0	308	0	161	308	Monthly	TJLP+1.2%	TJLP+1.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA-United States	0	260	24,000	219,463	79	24,260	219,542	(l) semiannual; (k) semiannually from 2011	Libor 6 months +0.2%	Libor 6 months +0.2%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA	30,001	0	0	0	0	30,001	0	Maturity	0.26%	0.26%
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	American Express	495	0	0	0	0	495	0	Maturity	0.00%	0.00%
—	Arauco do Brasil S.A.	Real	Banco do Brasil-Brazil	0	8,905	0	0	0	8,905	0	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim-Brazil	82	0	0	1,267	3,480	82	4,747	Monthly	TJLP+3.80%	TJLP+3.80%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	213	0	0	806	260	213	1,066	Maturity	11.25%	11.25%
—	Arauco do Brasil S.A.	Real	Banco Votorantim-Brazil	137	0	2,501	3,989	260	2,638	4,249	Monthly	TJLP+3.80%	TJLP+3.80%
—	Arauco Forest Brasil S.A.	U.S.Dollar	Banco Votorantim-Brazil	6	0	0	109	375	6	484	Maturity	11.25%	11.25%
—	Arauco do Brasil S.A.	Real	Banco Itau-Brazil	71	0	0	271	0	71	271	Monthly	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau-Brazil	186	0	0	647	0	186	647	Maturity	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom.-Brazil	81	0	0	0	358	81	358	Monthly	0.00%	0.00%
76,721,630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan-United States	9,860	0	25,713	69,094	0	35,573	69,094	Quarterly	Libor 3 months +0.375%	Libor 3 months +0.375%

			Total	41,437	9,165	52,214	296,360	4,812	102,816	301,172

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current	Type of amortization	Effective Rate %	Normal Rate %
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-E	0	0	303	48,190	0	303	48,190	(l) semiannual; (k) maturity	4.02	4.00
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	0	0	2,250	53,987	424,911	2,250	478,898	(l) semiannual; (k) maturity	4.24	4.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-H	0	684	0	96,006	0	684	96,006	(l) semiannual; (k) maturity	2.40	2.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	0	2,422	0	41,385	280,729	2,422	322,114	(l) semiannual; (k) maturity	3.23	3.22
-	Alto Paraná S.A.	U.S. Dollar	Bonds 144 A-Argentina	1,004	0	0	68,850	292,482	1,004	361,332	(l) semiannual; (k) maturity	6.39	6.38
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2019	15,205	0	0	145,000	638,387	15,205	783,387	(l) semiannual; (k) maturity	7.26	7.25
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 2ª emission	0	2,734	0	37,500	142,808	2,734	180,308	(l) semiannual; (k) maturity	7.50	7.50
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 4ª emission	0	8,914	386,558	0	0	395,472	0	(l) semiannual; (k) maturity	7.77	7.75
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 5ª emission	7,303	0	0	329,510	0	7,303	329,510	(l) semiannual; (k) maturity	5.14	5.13
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee bonds 6ª emission	0	0	4,047	440,252	0	4,047	440,252	(l) semiannual; (k) maturity	5.64	5.63
93,458,000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	5,556	0	0	80,000	502,661	5,556	582,661	(l) semiannual; (k) maturity	5.02	5.00

			Total	29,068	14,754	393,158	1,340,680	2,281,978	436,980	3,622,658

Tax ID	Name	Currency	Name-country Bonds obligation	Maturity ThU.S.$					Total ThU.S.$
				0 to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	More than 5 years	Current	Non- current	Type of amortization	Effective Rate %	Nominal Rate %
82,152,700-7	Bosques Arauco S.A.	U.F.	Banco Santander Chile-97,036,000-K	27	54	250	49	0	331	49	Monthly	4.50	4.50
96,567,940-5	Forestal Valdivia S.A.	U.F.	Banco Santander Chile-97,036,000-K	13	0	0	0	0	13	0	Monthly	4.50	4.50

			Total	40	54	250	49	0	344	49

(!) Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds about U.S.$ 12 million as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of September 30, 2011, the assets covered by an indirect guarantee amounted to U.S.$ 595 million. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company (the full guarantee of Celulosa Arauco y Constitución S.A. on Alto Paraná bonds amounted to U.S.$ 270 million) or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to U.S.$ 55 million, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Arauco Forest Brasil S.A	Guarantee Letter	—	US Dollar	6,313	Banco Votorantim S.A.
Arauco Forest Brasil S.A	Guarantee Letter	—	US Dollar	2,729	Banco Santander S.A.
Arauco do Brasil S.A.	Bank Ballot	—	US Dollar	2,096	Tradener Ltda.
Arauco do Brasil S.A.	Pledge	Property, plant and equipment -		1,076	Banco Alfa S.A.
		TOTAL		12,214

Indirect:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco y Constitución S.A.	Not joint and cumulative guarantee	—	Euros	269,731	Montes del Plata
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	US Dollar	270,000	Alto Paraná S.A. (Bonds Holders 144 A)
Bosques Arauco S.A.	Buy-back	—	UF	2,429	Leasing Banco Santander
Bosques Arauco S.A.	Buy-back	—	UF	1,675	Leasing Banco Chile
Forestal Valdivia S.A.	Buy-back	—	UF	817	Leasing Banco Santander
Forestal Valdivia S.A.	Buy-back	—	UF	984	Leasing Banco Chile
Forestal Celco S.A.	Buy-back	—	UF	17,598	Banco Santander
Forestal Celco S.A.	Buy-back	—	UF	32,096	Banco Chile
		TOTAL		595,330

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of + /-10% of the exchange rate as of September 30, 2011 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of + /-10% in relation to the Chilean Peso would mean an EBITDA an annual variation of + /-0.01%, on the income after tax and + /-3.08% and 0.30% on equity.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	09/30/2011	12/31/2010
Bonds Issued in UF (E Series) (*)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	2,000,000	3,000,000

(*)	Arauco placed an E series bond in November 2008 for an amount of 1,000,000 UF at an annual rate of 4.00% payable semi-annually.

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2011, 9.8% of the Company’s bonds and bank loans bear interest at variable rates. A change of + /-10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of + /-3.07% and + /-0.29% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

	September 2011 ThU.S.$	Total
Fixed rate	2,754,017	90.2%
Bonds issued	2,598,198
Loans with Banks (*)	155,706
Financial leasing	113
Variable rate	298,809	9.8%
Bonds issued	—
Loans with banks	298,809
Total	3,052,826	100.00%

(*)	Includes bank loans with variable rate swapped to fixed rate.

	December 2010 ThU.S.$	Total
Fixed rate	3,197,239	92.7%
Bonds issued	3,051,620
Loans with Banks (*)	145,226
Financial leasing	393
Variable rate	252,330	7.3%
Bonds issued	—
Loans with banks	252,330
Total	3,449,569	100.00%

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of September 30, 2011, operational income due to pulp sales accounted for 47.3% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + /-10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + /-10% in the average pulp price would mean an EBITDA annual variation of + /-13.01%, on the income after tax and + /-10.61% and + /-1.78% on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

Operating segments were defined in accordance with Arauco’s senior management internal reporting structure, which is used to support operating decisions and resource allocation. Furthermore, the availability of relevant financial information has been considered in order to define operating segments. The persons responsible for making the decisions mentioned above are the Chief Executive Officer and Corporate Managing Directors of each business area (segment).

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services that Provide Ordinary Income for each disclosed Segment

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 8 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.2 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 933 thousand hectares are used for plantations, 383 thousand hectares for native forests, 151 thousand hectares for other uses and 73 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 130 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

Summary financial information of assets, liabilities and income by segment, are as follows:

For the 9 months period ended September 30, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,662,132	554,307	116,415	987,322	18,341		3,338,517		3,338,517
Ordinary activity income among segments	28,264	45	669,631	14,920	22,368		735,228	(735,228)	—

Financial income						21,119	21,119		21,119
Financial costs						(151,372)	(151,372)		(151,372)
Financial costs, net						(130,253)	(130,253)		(130,253)

Depreciation and amortizations	104,131	14,445	8,494	38,580	2,875	2,012	170,537		170,537
Sum of significant income accounts	—	—	114,976	—			114,976		114,976
Sum of significant expense accounts	6,196	420	4,091	357	—		11,064		11,064

Income (loss) of each specific segment	513,677	51,115	40,472	106,718	3,124	(274,222)	440,884		440,884

Company equity in profit and loss of associates and joint ventures through equity method
Associates						(1,018)	(1,018)		(1,018)
Joint ventures	1,773		(10,012)			2,742	(5,497)		(5,497)

Income tax expense						(110,020)	(110,020)		(110,020)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	179,490	62,499	132,436	154,778	1,468	656	531,327		531,327
Acquisition and contribution of investments in associates and joint venture	105,381	—	16,279	—	—	—	121,660		121,660
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,453,494	506,704	62,497	526,527	540		2,549,762		2,549,762
Ordinary income - foreign (Foreign companies)	208,638	47,603	53,918	460,795	17,801		788,755		788,755
Total Ordinary Income	1,662,132	554,307	116,415	987,322	18,341		3,338,517		3,338,517

For the period ended September 30, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,934,150	577,651	5,218,175	1,512,414	47,334	941,357	12,231,081	(13,304)	12,217,777
Investments accounted through equity method
Associates						110,659	110,659		110,659
Joint Ventures	138,466		334,110			23,102	495,678		495,678
Segment liabilities	91,696	50,166	132,629	253,206	16,279	4,721,947	5,265,923		5,265,923

Chile	2,612,202	274,871	3,504,831	366,650	26	234,321	6,992,901	1,461	6,994,362
Foreign	522,048	24,048	1,215,097	603,774	33,874	191,549	2,590,390		2,590,390
Non-current assets, Total	3,134,250	298,919	4,719,928	970,424	33,900	425,870	9,583,291	1,461	9,584,752

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For the 9 months period ended September 30, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	1,345,710	447,252	110,980	813,481	15,953		2,733,376		2,733,376
Ordinary activity income among segments	20,443	31,540	479,953	11,938	17,314		561,188	(561,188)

Financial income						14,026	14,026		14,026
Financial costs						(169,185)	(169,185)		(169,185)
Financial costs, net						(155,159)	(155,159)		(155,159)

Depreciation and amortizations	104,338	14,202	7,253	36,613	2,925	1,931	167,159		167,159
Sum of significant income accounts	18,681	1,191	146,692	2,112			168,676		168,676
Sum of significant expense accounts	1,283	8,962	10,093	1,840			22,178		22,178

Income (loss) of each specific segment	573,705	49,425	56,809	123,196	2,650	(369,409)	436,376		436,376

Company equity in profit and loss of associates and joint ventures through equity method
Associates						1,876	1,876		1,876
Joint ventures	(816)		(4,084)			(14)	(4,914)		(4,914)

Income tax expense						(123,666)	(123,666)		(123,666)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	132,484	18,391	151,132	45,488	877	466	348,838		348,838
Acquisition and contribution of investments in associates and joint venture	6,150		21,803			5,606	33,559		33,559
Nationality of Ordinary Income
Ordinary income (Chilean companies)	1,140,732	401,192	71,461	423,765	1,244	0	2,038,393		2,038,393
Ordinary income - foreign (Foreign companies)	204,978	46,061	39,519	389,716	14,709	0	694,983		694,983
Total Ordinary Income	1,345,710	447,253	110,980	813,481	15,953	0	2,733,376		2,733,376

Year ending December 31, 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	3,840,362	546,386	5,237,801	1,438,486	50,120	1,412,275	12,525,430	(19,098)	12,506,332
Investments accounted through equity method
Associates						114,155	114,155		114,155
Joint Ventures	33,588		328,622			21,839	384,049		384,049
Segment liabilities	153,270	54,132	112,374	256,864	13,469	5,075,648	5,665,757		5,665,757

Chile	2,594,804	234,382	3,425,316	295,677	1,978	225,815	6,777,972	2,486	6,780,458
Foreign	531,107	31,550	1,242,324	644,501	35,367	88,909	2,573,758		2,573,758
Non-current assets, Total	3,125,911	265,932	4,667,640	940,178	37,345	314,724	9,351,730	2,486	9,354,216

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For quarter July-September 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	522,557	191,222	37,998	346,012	5,908		1,103,697		1,103,697
Ordinary activity income among segments	9,411	39	227,143	5,734	9,081		251,408	(251,408)	—

Financial income						9,713	9,713		9,713
Financial costs						(47,277)	(47,277)		(47,277)
Financial costs, net						(37,564)	(37,564)		(37,564)

Depreciation and amortizations	35,591	4,837	2,560	11,286	939	705	55,918		55,918
Sum of significant income accounts	—	—	—	—	—	—	—		—
Sum of significant expense accounts	6,196	420	346	357	—	—	7,319		7,319

Income (loss) of each specific segment	114,654	20,493	4,754	26,046	1,409	(86,071)	81,285		81,285

Company equity in profit and loss of associates and joint ventures through equity method
Associates						(78)	(78)		(78)
Joint ventures	4,128	—	(3,651)	—	—	1,363	1,840		1,840

Income tax expense						(16,369)	(16,369)		(16,369)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	56,244	23,241	52,845	55.778	1,346	195	189.649		189.649
Acquisition and contribution of investments in associates and joint venture	85,922	—	—	—	—	—	85,922		85,922
Nationality of Ordinary Income
Ordinary income (Chilean companies)	452,709	174,881	174,881	182,742	187	—	830,041		830,041
Ordinary income - foreign (Foreign companies)	69,848	16,341	18,476	163,270	5,721	—	273,656		273,656
Total Ordinary Income	522,557	191,222	37,998	346,012	5,908	—	1,103,697		1,103,697

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

For quarter July-September 2010	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Income due to ordinary activities from external customers	531,043	172,591	41,445	285,158	4,870	—	1,035,107		1,035,107
Ordinary activity income among segments	8,249	15,340	194,672	4,882	7,768	—	230,911	(230,911)	—

Financial income						3,299	3,299		3,299
Financial costs						(61,622)	(61,622)		(61,622)
Financial costs, net						(58,323)	(58,323)		(58,323)

Depreciation and amortizations	37,096	4,573	2,596	11,211	915	573	56,964		56,964
Sum of significant income accounts			74,065	(38)			74,027		74,027
Sum of significant expense accounts	464	2,505	953	(2,526)	—		1,396		1,396

Income (loss) of each specific segment	268,783	24,565	33,768	48,617	683	(177,317)	199,099		199,099

Company equity in profit and loss of associates and joint ventures through equity method
Associates						1,593	1,593		1,593
Joint ventures	(363)	—	(1,574)	—	—	(575)	(2,512)		(2,512)

Income tax expense						(64,332)	(64,332)		(64,332)

Non-monetary asset disbursements of the segment
Acquisition of property, plant and equipment and biological assets	9,596	7,616	31,036	20,783	250	—	69,281		69,281
Acquisition and contribution of investments in associates and joint venture	1,500	—	21,803	—	—	(1,317)	21,932		21,932

Nationality of Ordinary Income
Ordinary income (Chilean companies)	466,004	154,962	24,526	147,352	687	—	793,531		793,531
Ordinary income - foreign (Foreign companies)	65,039	17,629	16,919	137,806	4,183	—	241,576		241,576
Total Ordinary Income	531,043	172,591	41,445	285,158	4,870	—	1,035,107		1,035,107

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income as of September 30, 2011 and December 31, 2010 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 09/30/2011	432,294
Adjustments
Biological Assets
Unrealized	(172,622)
Realized	188,025
Deferred income taxes	(7,712)
Total adjustments	7,691
Distributable Net Income at 09/30/2011	439,985

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2010	694,750
Adjustments
Biological Assets
Unrealized	(221,502)
Realized	200,320
Deferred income taxes	(1,744)
Biological Assets (net)	(22,926)
Negative Goodwill	(1,113)
Total adjustments	(24,039)
Distributable Net Income at 12/31/2010	670,711

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

Other non-current financial liabilities included in the Consolidated Balance Sheet dated September 30, 2011 shows ThU.S.$ 224,177 and ThU.S.$ 175,994 correspond to the provision of minimum dividend for the year 2011.

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

	January-September		July- September
Gains (losses) per Shares	2011 ThU.S.$	2010 ThU.S.$	2011 ThU.S.$	2010 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	432,294	435,347	78,229	198,818
Weighted average of number of shares, basic	113,152,446	113,152,446	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	3.812	3.85	0.69	1.76

NOTE 26. EVENTS AFTER REPORTING PERIOD

1) The earthquake and tsunami that occurred off the coast of Chile on February 27, 2010, affected the South-Central Region of Chile, an area in which Arauco and its affiliates conduct industrial activities in the country. These events affected substantially all of the industrial complexes of the Company to varying degrees of severity.

Productive facilities were rapidly returned to their normal operations, with the exception of Line II of the Pulp Mill located at the Horcones Industrial Forestry Complex (Arauco), which recommenced its operations during the first half of February of this year.

Arauco had entered into insurance policies to cover damages caused by the aforementioned earthquake and tsunami to its physical assets, as well as the losses resulting from business interruption in pulp, wood panel and energy production, including coverage of the additional expenses incurred at its sawmills.

In this respect, we hereby inform to the Superintendency that Arauco and the insurance companies have accepted the report of liquidated damages and economic losses resulting from the abovementioned earthquake and tsunami, issued by the insurance adjuster Crawford – Graham Miller Limitada. As a result of such report, Arauco is entitled to receive a compensation of US$ 532,000,000, which amount will be subject to the subtraction of the advances already granted, that as of today amount to US$ 278,000,000. Therefore, it is expected that before December 31, 2011, Arauco will receive US$ 254,000,000. Of such amount, US$ 158.000.000 shall be added as a profit before taxes in Arauco’s income statement of 2011.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

September 30, 2011

Amounts in thousands of U.S. dollars, except as indicated

2) On November 3, 2011 Brazilian company Centaurus Holding S.A. agreed to acquire 100% of the quotes of the Brazilian company Florestal Vale do Corisco Ltda. (“Vale do Corisco”). Arauco Forest Brasil S.A. (Arauco’s Brazilian subsidiary) will own 49% of the share capital of Centaurus Holding S.A., and Klabin S.A. will own the remaining 51%. Klabin S.A. is a Brazilian company which shares are listed in the Sao Paulo Stock Exchange (Bovespa), and is one of the main companies in the Brazilian industrial forestry business.

Vale do Corisco owns 107,000 hectares of land located in the State of Paraná, 63,000 of which are planted.

Total price for 100% of Vale do Corisco amounts to US$ 473,500,000. Payment will be made within this month, after certain conditions established in the contract have been fulfilled.

This transaction strengthens Arauco’s position in Brazil’s forestry sector, furthering the development of its own industrial operations and ensuring the supply of wood for future projects.

Arauco considers that this transaction will have positive effects on the Company’s results, notwithstanding that at this time said effects are not quantifiable.

3) The authorization of the issuance and publication of these interim Cosolidated Financial Statements for the period ended on September 30, 2011 was approved on the Company’s Number 457 Extraordinary Board of Directors Meeting held on November 22, 2011.

After September 30, 2011 and until date of issuance of these financial statements , there have been no other event of financial or other nature to inform.